Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 06/21/17	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC
Mail Processing
Section
JUN 30 2017
Washington DC
412

17002683

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Bats EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Associate General Counsel, Bats EDGX Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Joanne Moffic-Silver
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

2017 JUL -3 PM 12:56
SEC / TM

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/21/17 (MM/DD/YY) Bats EDGX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 21st day of June (Month), 2017 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Bats EDGX Exchange, Inc. certifies that the information required in this Exhibit A is kept up to date and is available to the Commission and the public upon request.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Bats EDGX Exchange, Inc. certifies that the information required in this Exhibit B is kept up to date and is available to the Commission and the public upon request.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Bats EDGX Exchange, Inc. certifies that the information required in this Exhibit C is kept up to date and is available to the Commission and the public upon request.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. For the unconsolidated financial statements of CBOE Holdings, Inc./ CBOE, LLC/ CBOE III, LLC/ CBOE Futures Exchange, LLC/ Market Data Express, LLC/ CBOE Livevol, LLC / Loan Markets, LLC/ Chicago Options Exchange Building Corporation/ CBOE UK Ltd./ CBOE Vest, LLC please refer to the attachment to this Exhibit D.

2. Chicago Board Options Exchange, Incorporated filed, at the same time as this filing, financial statements for the year ended December 31, 2016 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. C2 Options Exchange, Incorporated filed, at the same time as this filing, financial statements for the year ended December 31, 2016 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. For the financial statements of CBOE Stock Exchange, LLC please refer to the attachment to this Exhibit D.

5. For the financial statements of Signal Trading Systems, LLC please refer to the attachment to this Exhibit D.

6. For the financial statements of Options Price Reporting Authority, LLC please refer to the attachment to this Exhibit D.

7. Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit annual financial statements directly to the Commission.

8. Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit annual financial statements directly to the Commission.

9. The Options Exchange, Incorporated is inactive and no part of the capital has been paid. A financial statement is not available.

10. CBOE Hong Kong Limited was formed on May 29, 2017. A financial statement is not available.

11. For the financial statements of CBOE V, LLC (successor-in-interest to Bats Global Markets, Inc.) please refer to the attachment to this Exhibit D.

12. For the financial statements of Bats Global Markets Holdings, Inc. please refer to the attachment to this Exhibit D.

13. For the financial statements of Direct Edge LLC please refer to the attachment to this Exhibit D.

14. Bats BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2016 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

15. Bats BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2016 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

16. Bats EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2016 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

17. Bats Trading, Inc. filed financial statements for the year ended December 31, 2016 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

18. For the financial statements of Omicron Acquisition Corp. please refer to the attachment to this Exhibit D.

19. For the financial statements of Bats Hotspot Holdings LLC please refer to the attachment to this Exhibit D.

20. For the financial statements of Bats Hotspot LLC please refer to the attachment to this Exhibit D.

21. For the financial statements of Bats Hotspot Services LLC please refer to the attachment to this Exhibit D.

22. For the financial statements of Bats Hotspot SEF LLC please refer to the attachment to this Exhibit D.

23. For the financial statements of Bats Hotspot IB LLC please refer to the attachment to this Exhibit D.

24. For the financial statements of Bats Worldwide Holdings Limited please refer to the attachment to this Exhibit D.

25. For the financial statements of Bats International Holdings Limited please refer to the attachment to this Exhibit D.

26. For the financial statements of Bats Hotspot Europe Limited please refer to the attachment to this Exhibit D.

27. For the financial statements of Bats Hotspot Asia Pte. Ltd. please refer to the attachment to this Exhibit D.

28. For the financial statements of Bats Trading Limited please refer to the attachment to this Exhibit D.

29. For the financial statements of Chi-X Europe Limited please refer to the attachment to this Exhibit D.

30. For the financial statements of Bats ETF.com, Inc. please refer to the attachment to this Exhibit D.

31. For the financial statements of IndexPubs S.A. please refer to the attachment to this Exhibit D.

UNCONSOLIDATED UNAUDITED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE HOLDINGS AND CERTAIN RELATED ENTITIES BALANCE SHEETS AS OF DECEMBER 31, 2016

($$ IN THOUSANDS)	UNAUDITED										
	CBOE HOLDINGS, INC.	CBOE, LLC	CBOE III, LLC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	CBOE LIVEVOL	LOAN MARKETS, LLC	CBOE UK LTD	CBOE V, LLC	CBOE Vest, LLC.	COEBC
Assets											
Cash and cash equivalents	$ 783			$ 11,949	$ 2,613	$ 484		$ 108		$ 3,131	$ 394
Accounts receivable—net of allowances				7,983	1,125	1,404				240	33
Income taxes receivable	23,018										
Other prepaid expenses	677			87	20	127		7		136	678
Deferred financing costs	1,958							21		3	
Other current assets											
Total Current Assets	26,436	-	-	20,019	3,758	2,015	-	136	-	3,510	1,105
Investments in Affiliates	102,267		24,296				5,912				
Land											4,914
Goodwill						7,655				18,813	
Property and Equipment:											
Construction in progress											173
Building											77,026
Furniture and equipment				5,114		961					24
Total	-	-	-	5,114	-	961	-	-	-	-	77,223
Less accumulated depreciation and amortization				(3,690)		(182)					(53,558)
Total Property and Equipment - Net	-	-	-	1,424	-	779	-	-	-	-	23,667
Other Assets:											
Software development work in progress											
Due from related parties	63,982			261,399	48,625	22				6,734	41,818
Data processing software and other assets				26		2,016					
Deferred financing costs - long-term	6,190										
Deferred tax asset	3,634										
Notes Receivable - Long-Term			3,100								
Total Other Assets - Net	73,786	-	3,100	261,425	48,625	2,038	-	-	-	6,734	41,818
Total Assets	$ 282,509	$ -	$ 27,396	$ 292,668	$ 52,383	$ 12,487	$ 5,912	$ 136	$ -	$ 29,057	$ 71,504
Liabilities and Members' Equity											
Current Liabilities:											
Accounts payable and accrued expenses	$ 7,666	$ -	$ -	$ 1,494	$ 1,751	$ 651	$ -			$ 308	$ 2,231
Marketing fee payable					445	262					
Deferred revenue and other liabilities											
Contingent consideration						18					
Income tax payable	1,774										
Total Current Liabilities	9,440	-	-	1,494	2,196	931	-	-	-	308.00	2,231
Long-term Liabilities:											
Income tax liability	6,100										96
Other long-term liabilities											
Contingent consideration											
Due to related parties	346,677	1,823	27,398	14,298	2,424	980	5,912	408			2,804
Deferred income taxes	(2,580)										
Total Long-term Liabilities	350,197	1,923	27,396	14,296	2,424	980	5,812	408	-	0	2,900
Total Liabilities	359,837	1,923	27,396	15,790	4,620	1,911	5,912	408	-	386	5,131
Stockholders' Equity:											
Unrestricted common stock, $0.01 par value	929										1
Additional paid-in-capital	139,249					10,336				31,447	66,372
Retained earnings/(deficit)	234,943	(1,923)	-	267,078	47,763	240		(272)		(2,751)	
Treasury stock at cost	(532,249)										
Accumulated other comprehensive loss										53	
Total Stockholders' Equity	(157,128)	(1,923)	-	267,078	47,763	18,578	-	(272)	-	28,749	66,373
Total Liabilities & Stockholders' Equity	$ 282,509	$ -	$ 27,396	$ 282,868	$ 52,383	$ 12,487	$ 5,912	$ 136	$ -	$ 29,057	$ 71,504

CBOE HOLDINGS AND CERTAIN RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2815
($$ in thousands)

	UNAUDITED										
	CBOE HOLOINGS, INC.	CBOE, LLC	CBOE III, LLC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	CBOE LIVEVOL	LOAN MARKETS, LLC	CBOE UK LTD	CBOE V, LLC	CBOE Vest, LLC.	COEBC
Operating Revenues:											
Transaction fees				$ 101,137							
Access fees				704							
Exchange services end other fees				11		6,055					
Market data fees					17,542						
Other revenue				773						44	18,551
Total Operating Revenues	-	-	-	102,625	17,542	6,855	-	-	-	44.08	18,551
Operating Expenses:											
Compensation and benefits	1,151			531	891	2,990				516	2,118
Depreciation end amortization				2,747		642				1,269	2,236
Technology support services				1,353		1,227				46	
Professional faes and eutside services	17,068			8,437	197	288		171		570	3,629
Royalty feea				4,212	4,128						
Travel and promotionel expenses	122			29	32	456		64		245	42
Facilities costs					228	383		37		57	3,817
Othor expense	1,957			48	35	37				72	485
Total Oparating Expenses	28,288	-	-	17,357	6,509	6,025	-	272	-	2,795	12,327
Operating Income/(Loss)	(28,298)	-	-	95,268	12,033	38	-	(272)		(2,751)	6,224
Other Income/(Expense)											
Investmant Income	1,399			39							
Nat loss from investment in affiliates	-										
Interest and other borrowing costs	(5,747)										
Total Other Income/(Expense)	(4,348)	-	-	39	-	-	-	-	-	-	-
Income tax provision	30,869										
Total Tax Provision	30,889	-	-	-	-	-	-	-	-	-	-
Net Income/(Loss)	(55,515)	-	-	85,307	12,833	38	-	(272)	-	(2,751)	6,224

Chicago Board Options Exchange, Incorporated
(a wholly owned subsidiary of CBOE Holdings, Inc.)
Financial Statements as of and for the year-ended
December 31, 2016, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: + 1 312 247 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Chicago Board Options Exchange, Incorporated:

Report on the Financial Statements

We have audited the accompanying financial statements of Chicago Board Options Exchange, Incorporated (the "Company") (a wholly-owned subsidiary of CBOE Holdings, Inc.), which comprise the balance sheet as of December 31, 2016, and the related statements of income, stockholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Board Options Exchange, Incorporated as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1, the accompanying financial statements have been prepared from the separate records maintained by CBOE Holdings, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from CBOE Holdings, Inc. applicable to the Company as a whole.

Deloitte & Touche LLP

June 29, 2017

Chicago Board Options Exchange, Incorporated
Balance Sheet
December 31, 2016

(in thousands, except share amounts)	December 31, 2016
Assets	
Current Assets:	
Cash and cash equivalents	$ 77,661
Accounts receivable—net allowances of $127	56,376
Marketing fee receivable	6,685
Income taxes receivable	331
Other prepaid expenses	3,178
Other current assets	110
Total Current Assets	**144,341**
Investments	**42,742**
Property and Equipment:	
Construction in progress	—
Furniture and equipment	114,895
Less accumulated depreciation and amortization	(87,253)
Total Property and Equipment - Net	**27,642**
Other Assets:	
Due from other related parties	419,897
Software development work in progress	12,305
Data processing software and other assets (less accumulated amortization of $157,244)	45,160
Total Other Assets—Net	**477,362**
Total	**$ 692,087**
Liabilities and Stockholder Equity	
Current Liabilities:	
Accounts payable and accrued liabilities	$ 63,805
Marketing fee payable	7,218
Deferred revenue and other liabilities	1,492
Post-retirement medical benefits	100
Total Current Liabilities	**72,615**
Long-term Liabilities:	
Post-retirement medical benefits - long term	1,843
Income taxes liability	45,998
Other long-term liabilities	2,186
Due to other related parties	407,185
Deferred income taxes	2,580
Total Long-term Liabilities	**459,792**
Total Liabilities	**532,407**
Stockholder Equity:	
Common stock, $0.01 par value: 1,000 shares authorized and outstanding	—
Additional paid-in-capital	22,165
Retained earnings	138,277
Accumulated other comprehensive loss	(762)
Total Stockholder Equity	**159,680**
Total	**$ 692,087**

See notes to financial statements

Chicago Board Options Exchange, Incorporated
Statement of Income
For The Year Ended December 31, 2016

(in thousands)		Year Ended December 31, 2016
Operating Revenues:		
Transaction fees	$	353,829
Access fees		49,017
Exchange services and other fees		37,142
Market data fees		14,184
Regulatory fees		51,642
Other revenue		12,805
Total Operating Revenues		**518,619**
Operating Expenses:		
Compensation and benefits		100,200
Depreciation and amortization		34,520
Technology support services		16,042
Professional fees and outside services		52,885
Royalty fees		68,320
Order routing		2,473
Travel and promotional expenses		9,956
Facilities costs		18,955
Other expenses		2,023
Total Operating Expenses		**305,374**
Operating Income		**213,245**
Other Income:		
Investment and other income		11,536
Net gain from investments		1,167
Total Other Income		**12,703**
Income Before Income Taxes		**225,948**
Income tax provision		89,758
Net Income		**136,190**
Comprehensive Income - net of tax		
Post retirement benefit obligation		62
Comprehensive Income	**$**	**136,252**
Dividends declared	**$**	**(90,000)**

See notes to financial statements

Chicago Board Options Exchange, Incorporated
Statement of Cash Flow
For The Year Ended December 31, 2016

(in thousands)		Year Ended December 31, 2016
Cash Flows from Operating Activities:		
Net Income	$	136,190
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation and amortization		34,520
Other amortization		90
Provision for deferred income taxes		1,520
Stock-based compensation		13,606
Equity gain in investments		(1,167)
Changes in assets and liabilities:		
Accounts receivable		(8,996)
Marketing fee receivable		(1,003)
Income taxes receivable		(286)
Prepaid expenses		43
Due from other related parties		(166,997)
Other current assets		462
Accounts payable and accrued expenses		11,052
Marketing fee payable		1,078
Due to other related parties		84,007
Deferred revenue and other liabilities		(825)
Post-retirement benefit obligations		(26)
Income tax liability		11,783
Net Cash Flows provided by Operating Activities		**115,051**
Cash Flows from Investing Activities:		
Capital and other assets expenditures		(36,711)
Investments		943
Net Cash Flows used in Investing Activities		**(35,768)**
Cash Flows from Financing Activities:		
Payment of quarterly dividends		(90,000)
Net Cash Flows used in Financing Activities		**(90,000)**
Net Decrease in Cash and Cash Equivalents		**(10,717)**
Cash and Cash Equivalents at Beginning of Year		**88,378**
Cash and Cash Equivalents at End of Year	**$**	**77,661**

See notes to financial statements

Chicago Board Options Exchange, Incorporated
Statement of Stockholder Equity
For The Year Ended December 31, 2016

(in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholder Equity
January 1, 2016	$ —	$22,165	$ 92,087	$ (824)	$ 113,428
Cash dividends on common stock			(90,000)		(90,000)
Net income			136,190		136,190
Post-retirement benefit obligation adjustment—net of tax expense of $42				62	62
December 31, 2016	$ —	$22,165	$ 138,277	$ (762)	$ 159,680

Chicago Board Options Exchange, Incorporated
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business— The principal business of the Chicago Board Options Exchange, Incorporated (referred to as "CBOE", "we","us", "our" or "the Company") is the operation of a market that offers trading of exclusive options on various market indexes (index options), as well as on non-exclusive "multiply-listed" options, such as options on the stocks of individual corporations (equity options) and options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options. CBOE is a wholly-owned subsidiary of CBOE Holdings, Inc.("Holdings").

Basis of Presentation—The accompanying financial statements for CBOE have been prepared from the separate records maintained by Holdings and may not necessarily be indicative of the conditions that would have existed or the results of operations if CBOE had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from Holdings applicable to CBOE as a whole.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. The Company places its cash and cash equivalents with highly-rated financial institutions, limits the amount of credit exposure with any one financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business; therefore concentrations of credit risk are limited. There are no redemption restrictions on the Company's invested cash balances.

Accounts Receivable—Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

Prepaid expenses—Prepaid expenses primarily consist of prepaid software maintenance and licensing expenses which are amortized over the respective periods.

Investments —Investments represent investments in OCC, Signal Trading Systems, LLC ("Signal Trading") and CBOE Stock Exchange, LLC ("CBSX").

The investment in OCC is accounted for under the cost-method of accounting for investments.

The investments in Signal Trading and CBSX are accounted for under the equity method.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases.

Software Development Work in Progress and Data Processing Software and Other Assets — CBOE expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

Due from other related parties—Consists primarily of amounts owed from related parties including Holdings, subsidiaries of Holdings and other related parties.

Due to other related parties—Consists primarily of amounts owed to related parties including Holdings, subsidiaries of Holdings and other related parties.

Employee Benefit Plans—The funded status of a post retirement benefit plan is recognized in the Balance Sheet and changes in that funded status are recognized in the year of change in other comprehensive income. Plan assets and obligations are measured at year end. The Company recognizes changes in actuarial gains and losses and prior service costs in the year in which the changes occur through accumulated other comprehensive loss.

Commitments and Contingencies—Litigation—CBOE accrues loss contingencies when the loss is both probable and estimable. All legal costs incurred in connection with loss contingencies are expensed as service is provided.

Revenue Recognition—Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are presented net of applicable volume discounts. In the event liquidity providers prepay for transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of CBOE. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services, trading floor charges and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include OPRA income. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the Securities and Exchange Commission ("SEC") to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. The Company receives monthly estimates of OPRA's distributable revenue (See Note 3) and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Additionally, consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value of the transaction executed on the Company's markets and calculated and billed monthly. These fees are recognized by the exchanges that are responsible for the ultimate payment to the SEC, the exchanges are considered the principals in these transactions. Under CBOE rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Concentration of Revenue: All contracts traded at CBOE must be cleared through clearing members of OCC. At December 31, 2016, there were approximately one hundred Trading Permit Holders that are clearing members of the OCC. Two clearing members accounted for approximately 42% of transaction and other fees collected through the OCC in 2016. The next largest clearing member accounted for approximately 14% of transaction and other fees collected through the OCC. No one Trading Permit Holder using the clearing services of the top two clearing member firms represented more than 21% of transaction and other fees collected through the OCC, for the respective clearing member, in 2016. Should a clearing member withdraw from CBOE, the Company believes the Trading Permit Holder portion of that clearing member's trading activity would likely transfer to another clearing member.

The two largest clearing members mentioned above clear the majority of the market-maker sides of transactions at CBOE and at all of the U.S. options exchanges. If either of these clearing members were to withdraw from the business of market-maker clearing and market-makers were unable to transfer to another clearing member, this could create significant disruption to the U.S. options markets, including CBOE.

Advertising Costs—Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference convention costs related to trade shows and other industry events are expensed as incurred or amortized over the respective period. The Company incurred advertising costs of $5.5 million for the year ended December 31, 2016. Advertising costs are included in travel and promotional expenses in the statement of income.

Income Taxes—Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in CBOE's statement of income and are classified on the balance sheet with the related liability for unrecognized tax benefits.

Recent Accounting Pronouncements— In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The FASB deferred the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date. Early adoption of the standard is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. Based on our evaluation of the standard, we do not expect a material impact on our revenue recognition practices. A significant portion of our revenue is generated from fees associated primarily with the execution of a trade, transaction fees and regulatory fees, and revenue is recognized on the trade date as our performance obligation would be complete. The revenue components that are not primarily associated with the execution of a trade, market data fees and exchange service and other fees, are also not expected to be impacted by the adoption of the new standard. In most cases, our performance obligation is fulfilled on a monthly basis and does not require any additional requirements that would require performance beyond a monthly basis. Therefore we do not expect a material impact on our revenue recognition policies as a result of the adoption of the new standard which the Company is considering early adoption prior to the effective date.

In February 2016, the FASB issued ASU 2016-02, *Leases*. This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset. The guidance also requires certain qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This update is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact the Company's balance sheet, statement of income or cash flows.

In March 2016, the FASB issued ASU 2016-09, *Compensation — Stock Compensation*. This standard simplifies several aspects of the accounting for stock-based payment transactions, including the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This update is effective for annual and interim periods beginning after December 15, 2016 and can be applied either prospectively, retrospectively or using a modified retrospective transition method, depending on the area covered in this update. Early adoption is permitted. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact the Company's balance sheet, statement of income or cash flows.

In September 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230) — Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force).* This standard addresses stakeholders' concerns regarding diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. In particular, ASU No. 2016-15 addresses eight specific cash flow issues in an effort to reduce this diversity in practice: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon bonds; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years. Note that early adoption is permitted for all entities, including adoption during an interim period. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact the Company's balance sheet, statement of income or cash flows.

In October 2016, the FASB issued ASU 2016-16, *Accounting for Income Taxes: Intra-Entity Transfers of Assets other than Inventory*. The standard requires that the income tax impact of intra-entity sales and transfers of property, except for inventory, be recognized when the transfer occurs. This update is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The new standard should be applied by making a cumulative effect adjustment directly to retained earnings as of the beginning of period of adoption.The Company is in the process of evaluating this guidance, and considering early adoption, though we do not expect it will materially impact the Company's balance sheet, statement of income or cash flows.

2. INVESTMENTS

At December 31, 2016, CBOE's investments were comprised of the following (in thousands):

		2016
Investment in OCC	$	30,333
Investment in Signal Trading		12,409
Investment in CBSX		—
Investments	$	42,742

CBOE holds a 20% investment in OCC which is accounted for under the cost-method of accounting for investments because of the Company's inability to exercise significant influence. On March 28, 2017, OCC declared a dividend in accordance with the policies adopted under its new capital plan. The Company's portion of the dividend, payable following issuance of OCC's financial statements for 2016, is $4.9 million and is recorded under investment income in the Company's statement of income.

In May 2010, CBOE acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "Pulse," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. The Company accounts for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade. In the year ended December 31, 2016, the Company recorded contributions to and equity earnings in Signal Trading of $2.0 million and $1.2 million, respectively. Additionally, the Company received distributions from Signal Trading of $2.9 million which reduced the carrying value of the investment.

CBOE holds a 49.96% equity interest in CBSX in return for non-cash property contributions. CBSX ceased trading operations on April 30, 2014. CBOE is responsible for the compliance and regulation of the CBSX marketplace. In addition, the Company has a services agreement under which it provides CBSX with financial, accounting and technology support.

3. RELATED PARTY TRANSACTIONS

CBOE Holdings, Inc. and subsidiaries of Holdings

Statement of Income

CBOE is owned by Holdings, which is the holding company for CBOE, CBOE Futures Exchange, LLC, C2 Options Exchange, Incorporated ("C2") and other subsidiaries. Certain costs incurred by Holdings and subsidiaries of Holdings, primarily related to compensation, facilities and administrative charges, such as human resources and executive management, have been allocated to and recorded by CBOE. The following table summarizes the charges allocated to and from Holdings and subsidiaries of Holdings for the year ended December 31, 2016, (in thousands):

		2016
Salaries (allocated from CBOE) (1)	$	(365)
Stock-based compensation (2)		13,606
Building operations (3)		16,361

(1) Represents allocation of costs for CBOE systems staff working on C2 system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in compensation and benefits in the statement of income.

(2) Represents costs for stock-based compensation. Stock-based compensation is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period.

This is included in compensation and benefits in the statement of income.

(3) Represents costs related to properties including rent, maintenance, utilities, real estate taxes and telecommunications costs. Building operation expenses were allocated based on CBOE headcount as a percentage of total Holdings headcount. This is included in facilities costs in the statement of income.

Regulatory fees

CBOE recorded regulatory fees totaling $10.2 million from subsidiaries of Holdings for regulatory services. The fees were based upon management's estimate of headcount and other costs associated with regulatory obligations. This amount is included in regulatory fees in the statement of operations.

Balance Sheet

The amount due from related parties totaling $419.9 million consists of amounts due from Holdings and subsidiaries of Holdings.

The amount due to related parties totaling $407.2 million consists of amounts due to Holdings and subsidiaries of Holdings.

Other Related Parties

CBOE collected transaction and other fees of $551.0 million in the year ended December 31, 2016, by drawing on accounts of CBOE market participants held at OCC. The amount collected by OCC for CBOE included $80.2 million of marketing fees during the year ended December 31, 2016. The Company had a receivable due from OCC of $39.0 million at December 31, 2016.

OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. This information is provided by the exchanges and is sold to market data vendors, outside news services and customers. OPRA's operating income is distributed among the exchanges based on their relative volume of total cleared options transactions. The Company's share of OPRA operating income was $14.2 million during the year ended December 31, 2016. The Company had a receivable from OPRA of $3.8 million at December 31, 2016.

The Company incurred re-billable expenses on behalf of CBSX totaling $0.4 million during the year ended December 31, 2016. This amount is included as a reduction of the underlying expenses. CBSX ceased trading operations on April 30, 2014, therefore, the Company did not have a material receivable balance at December 31, 2016.

OCC Capital Plan

In December 2014, OCC announced a newly-formed capital plan. The OCC capital plan was designed to strengthen OCC's capital base and facilitate its compliance with proposed SEC regulations for Systemically Important Financial Market Utilities ("SIFMUs") as well as international standards applicable to financial market infrastructures. On February 26, 2015, the SEC issued a notice of no objection to OCC's advance notice filing regarding the capital plan, and OCC and OCC's existing exchange stockholders, which include CBOE, subsequently executed agreements effecting the capital plan. Under the plan, each of OCC's existing exchange stockholders agreed to contribute its pro-rata share, based on ownership percentage, of $150 million in equity capital, which would increase OCC's shareholders' equity, and to provide its pro rata share in replenishment capital, up to a maximum of $40 million per exchange stockholder, if certain capital thresholds are breached. OCC also adopted policies under the plan with respect to fees, customer refunds, and stockholder dividends, which envision an annual dividend payment to the exchange stockholders equal to the portion of OCC's after-tax income that exceeds OCC's capital requirements after payment of refunds to OCC's clearing members (with such customer refunds generally to constitute 50% of the portion of OCC's pre-tax income that exceeds OCC's capital requirements). On March 3, 2015, in accordance with the plan, CBOE contributed $30 million to OCC. On March 6, 2015, OCC informed CBOE that the SEC, acting though delegated authority, had approved OCC's proposed rule filing for the capital plan. The SEC approval order was stayed on March 13, 2015 automatically as a result of the initiation of petitions to review the order. On September 10, 2015, the SEC issued orders that discontinued the automatic stay of the approval order and granted the petitions for the SEC to review the approval order. On September 15, 2015, the petitioners filed motions to reinstitute the automatic stay. On February 11, 2016, based on a *de novo* review of the entire record, the SEC approved the proposed rule change implementing OCC's capital plan and dismissed the petitions for review and the petitioners' motions. Certain petitioners subsequently appealed the SEC approval order for the OCC capital plan to the U.S. Court of Appeals for the D.C. Circuit and moved to stay the SEC approval order. On February 23, 2016, the Court denied the petitioners' motion to stay. The appeal of the SEC approval order remains pending. CBOE's contribution has been recorded under Investments in the balance sheet at December 31, 2016.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2016, accounts payable and accrued liabilities consisted of the following (in thousands):

	2016
Compensation and benefit related liabilities	$ 25,026
Royalties	15,409
Accounts payable	5,918
Contract services (1)	7,702
Legal	1,019
Section 31 fees payable	3,959
Market Linkage	847
Other	3,925
Total	$ 63,805

(1) Reflects costs primarily for certain regulatory functions and contract programming work related to projects that are in process.

5. MARKETING FEE

CBOE facilitates the collection and payment of marketing fees assessed on certain trades taking place at CBOE. Funds resulting from the marketing fees are made available to Designated Primary Market-Makers and Preferred Market-Makers as an economic inducement to route orders to CBOE. Pursuant to ASC 605-45, *Revenue Recognition—Principal Agent Considerations*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses.

As of December 31, 2016, amounts assessed by CBOE on behalf of others included in current assets totaled $6.7 million and payments due to others included in current liabilities totaled $7.2 million.

6. DEFERRED REVENUE

The following tables summarize the activity in deferred revenue for the year ended December 31, 2016.

(in thousands)	Balance at January 1, 2016	Cash Additions	Revenue Recognition	Balance at December 31, 2016
Liquidity provider sliding scale	$ —	$ 11,400	$ (11,400)	$ —
Other, net	2,620	2,069	(3,197)	1,492
Total deferred revenue	$ 2,620	$ 13,469	$ (14,597)	$ 1,492

Liquidity providers are eligible to participate in the sliding scale program, which involves prepayment of transaction fees, and receive reduced fees based on the achievement of certain volume thresholds within a month. The prepayment of 2016 transaction fees totaled $11.4 million. This amount was amortized and recorded as transaction fees over the respective twelve month periods.

7. EMPLOYEE BENEFITS

Employees are eligible to participate in the Chicago Board Options Exchange SMART Plan ("SMART Plan"). The SMART Plan is a defined contribution plan, which is qualified under Internal Revenue Code Section 401(k). In addition, eligible employees may participate in the Supplemental Employee Retirement Plan, Executive Retirement Plan and Deferred Compensation Plan. Each plan is a defined contribution plan that is non-qualified under Internal Revenue Code. Effective January 1, 2017, the Executive Retirement Plan is frozen to new executive officers and employees. The Company contributed $5.5 million to the defined contribution plans for each of the year ended December 31, 2016.

CBOE has a post-retirement medical plan for certain former members of senior management. CBOE recorded immaterial post-retirement benefits expense for the year ended December 31, 2016, resulting from the amortization of service costs and actuarial expense included in accumulated other comprehensive loss at December 31, 2016.

8. INCOME TAXES

For the year ended December 31, 2016, CBOE recorded income tax expense of $89.8 million. The effective tax rate of 39.7% for the year ended December 31, 2016, differs from the U.S. statutory rate of 35% in the year, primarily due to state income taxes although partially offset with a section 199 deduction. As of December 31, 2016, deferred tax liabilities totaled $2.6 million. A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2016, is as follows:

Statutory federal income tax rate	35.0%
State income tax rate, net of federal income tax effect	4.5
Section 199 deductions	(1.5)
Other, net	1.7
Effective income tax rate	39.7%

The components of income tax expense for the year ended December 31, 2016, is as follows (in thousands):

Current:	
Federal	$ 73,365
State	14,887
Total current	88,252
Deferred:	
Federal	955
State	551
Total deferred	1,506
Total	$ 89,758

As of December 31, 2016, deferred tax liabilities totaled $2.6 million. The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2016 are presented below (in thousands):

Deferred tax assets:		
Intangibles	$	31
Accrued compensation and benefits		15,796
Affiliates		(1,822)
Property, equipment and technology, net		618
Other		11,482
Total deferred tax assets		26,105
Deferred tax liabilities:		
Property, equipment and technology, net		(27,765)
Prepaid		(920)
Total deferred tax liabilities		(28,685)
Net deferred tax liabilities	$	(2,580)

As of December 31, 2016, CBOE had $37.0 million of uncertain tax positions excluding interest and penalties, which, if recognized in the future, would affect the annual effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be approximately $1.2 million, not including any potential new additions.

For the year ended December 31, 2016, estimated interest costs and penalties, which are classified as part of the provision for income taxes in CBOE's statement of income totaled $2.3 million and accrued interest and penalties totaled $9.0 million.

Holdings is subject to U.S. federal tax, and state and local taxes in various jurisdictions. Holdings has open tax years from 2007 on for New York, 2008 on for Federal, 2010 on for New Jersey, and generally 2013 on for all other jurisdictions. The Internal Revenue Service is currently auditing 2010 and is looking at specific line items from 2008 to 2013 due to the filing by Holdings of amended returns containing the recognition of certain credits and deductions. The Illinois Department of Revenue has informed Holdings it will be auditing the 2013 and 2014 tax years, the New York State Department of Taxation and Finance is currently auditing the 2007 through 2014 tax years and the New Jersey Division of Taxation is currently auditing the 2010 through 2012 tax years.

9. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

CBOE applied ASC 820, *Fair Value Measurement and Disclosure*, which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and nonfinancial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect CBOE's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summaries financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2016. The Company holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Money market funds	$ 67,500	—	—	$ 67,500
Total assets at fair value at December 31, 2016	$ 67,500	$ —	$ —	$ 67,500

10. COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the end of the period covered by this report, CBOE was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

Lanier Litigation

On May 23, 2014, Harold R. Lanier sued 14 securities exchanges, including CBOE, in the United States District Court for the Southern District of New York (the "Court") on behalf of himself and a putative class consisting of all persons in the United States who entered into contracts to receive market data through certain data plans at any time since May 19, 2008 to the present. The complaint alleged that the market data provided under the CQ Plan and CTA Plans was inferior to the data that the exchanges provided to those that directly receive other data from the exchanges, which the plaintiffs alleged is a breach of their "subscriber contracts" and a violation of the exchanges' obligations under the CQ and CTA Plans. The plaintiffs sought monetary and injunctive relief. On May 30, 2014, Mr. Lanier filed two additional suits in the same Court, alleging substantially the same claims and requesting the same types of relief against the exchanges who participate in the UTP and the OPRA data plans. CBOE was a defendant in each of these suits. On April 28, 2015, the Court dismissed Lanier's complaint with prejudice because it was preempted by the federal regulatory scheme and because the claims were precluded by the terms of the applicable subscriber agreements. Mr. Lanier appealed the orders dismissing each of his three cases and, on September 2, 2015, he filed his opening appellate briefs in those cases. The defendants' response briefs were filed November 24, 2015 and briefing on the appeals has concluded. The oral arguments on the appeals were heard on March 3, 2016. On September 23, 2016, the Court of Appeals ruled in favor of the defendants and affirmed the Court's dismissal of Lanier's complaints with prejudice. On October 7, 2016, Lanier filed a petition for rehearing only in the action related to the OPRA Plan and the Court of Appeals ruling with respect to the other two complaints is now final. On November 4, 2016, the Court of Appeals denied the petition for rehearing in the case related to the OPRA Plan.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for CBOE market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before an SEC's administrative law judge ("ALJ") regarding fees proposed by NASDAQ and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the NASDAQ and NYSE fees at issue. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on the Company's financial position, results of operations or cash flows.

Leases and Other Obligations

CBOE leases facilities with lease terms remaining from 3 months to 23 months as of December 31, 2016. Total rent expense related to these lease obligations, reflected in technology support services and facilities costs line items on the statement of income, for the year ended December 31, 2016 totaled $3.9 million. Future minimum payments for operating leases and contractual obligations are as follows at December 31, 2016 (in thousands):

Year		Operating Leases		Contractual Obligations (1)		Total
2017	$	860	$	34,189	$	35,049
2018		204		31,070		31,274
2019		—		31,084		31,084
2020		—		22,848		22,848
2021		—		20,112		20,112
Total	$	1,064	$	139,303	$	140,367

(1) Contractual obligations means an agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

11. SUBSEQUENT EVENTS

CBOE has evaluated subsequent events through June 29, 2017, the date at which the financial statements were available to be issued and determined that there are no subsequent events that would require disclosure other than the events listed below:

On February 28, 2017, CBOE Holdings, the parent company, acquired Bats Global Markets, Inc. (Bats). As a direct result of the merger with Bats and the related decision to migrate to thc Bats trading platform, it was determined that certain internally developed software previously capitalized had a shorter than expected useful life. At December 31, 2016, the Company's developed software, referred to as CBOE Vector, had a capitalized value of $15 million. CBOE Vector was fully amortized on an accelerated basis subsequent to the acquisition date as result of the decision to migrate to the Bats platform.

C2 Options Exchange, Incorporated
(a wholly owned subsidiary of CBOE Holdings, Inc.)
Financial Statements as of and for the year-ended
December 31, 2016, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
C2 Options Exchange, Incorporated:

We have audited the accompanying financial statements of C2 Options Exchange, Incorporated (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholder equity and cash flow for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C2 Options Exchange, Incorporated as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1, the accompanying financial statements have been prepared from the separate records maintained by CBOE Holdings, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from CBOE Holdings, Inc. applicable to the Company as a whole.

Deloitte & Touche LLP

June 29, 2017

C2 Options Exchange, Incorporated
Balance Sheet
December 31, 2016

(in thousands, except share amounts)		December 31, 2016
Assets		
Current Assets:		
Cash and cash equivalents	$	174
Accounts receivable		2,800
Income taxes receivable		32
Other prepaid expenses		450
Total Current Assets		**3,456**
Equipment:		
Data processing hardware and other equipment		17,843
Less accumulated depreciation and amortization		(15,404)
Total Equipment - Net		**2,439**
Other Assets:		
Due from related parties		3,449
Data processing software and other assets (less accumulated amortization of $11,744)		1,305
Deferred tax asset		127
Notes receivable - long-term		1,000
Total Other Assets—Net		**5,881**
Total	**$**	**11,776**
Liabilities and Stockholder Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	1,552
Deferred revenue		907
Income taxes payable		118
Total Current Liabilities		**2,577**
Long-term Liabilities:		
Income taxes liability		127
Total Long-term Liabilities		**127**
Total Liabilities		**2,704**
Stockholder Equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in-capital		45,000
Retained deficit		(35,928)
Total Stockholder Equity		**9,072**
Total	**$**	**11,776**

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Operations
For The Year Ended December 31, 2016

(in thousands)		Year Ended December 31, 2016
Operating Revenues:		
Transaction fees	$	46,117
Less liquidity rebates		(36,303)
Transaction fees, net	$	9,814
Access fees		2,638
Exchange services and other fees		3,387
Market data fees		1,503
Regulatory fees		6,880
Other revenue		102
Total Operating Revenues		**24,324**
Operating Expenses:		
Compensation and benefits		2,237
Depreciation and amortization		2,944
Technology support services		3,933
Professional fees and outside services		8,820
Royalty fees		1,294
Order routing		(87)
Travel and promotional expenses		22
Facilities costs		423
Other expenses		34
Total Operating Expenses		**19,620**
Operating Income		**4,704**
Other Income:		
Investment income		10
Total Other Income		**10**
Income Before Income Taxes		**4,714**
Income tax expense		375
Net Income	**$**	**4,339**

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Cash Flow
For The Year Ended December 31, 2016

(in thousands)		Year Ended December 31, 2016
Cash Flows from Operating Activities:		
Net Income	$	4,339
Adjustments to reconcile net income to net cash flows used in operating activities:		
Depreciation and amortization		2,944
Stock-based compensation		69
Loss on disposition of property		8
Changes in assets and liabilities:		
Accounts receivable		200
Due from related parties		(3,244)
Income taxes receivable		74
Prepaid expenses		20
Income taxes payable		118
Deferred tax asset		(84)
Accounts payable and accrued expenses		474
Due to related parties		(4,401)
Other tax liability		84
Deferred revenue and other liabilities		22
Net Cash Flows provided by Operating Activities		**623**
Cash Flows from Investing Activities:		
Capital and other assets expenditures		(741)
Net Cash Flows used in Investing Activities		**(741)**
Net Decrease in Cash and Cash Equivalents		**(118)**
Cash and Cash Equivalents at Beginning of Year		**292**
Cash and Cash Equivalents at End of Year	**$**	**174**

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Stockholder Equity
For The Year Ended December 31, 2016

(in thousands)	Common Stock	Additional Paid in Capital	Retained Deficit	Total Stockholder Equity
January 1, 2016	$ —	45,000	$ (40,267)	$ 4,733
Net income			4,339	4,339
December 31, 2016	$ —	$ 45,000	$ (35,928)	$ 9,072

See notes to financial statements

C2 OPTIONS EXCHANGE, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business— The principal business of the C2 Options Exchange, Incorporated (referred to as "C2", "we", "us", "our" or "the Company") is the operation of a market that offers trading of options, such as options on the stocks of individual corporations (equity options), options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options. C2 is a wholly-owned subsidiary of CBOE Holdings, Inc. ("Holdings").

Basis of Presentation— The accompanying financial statements for C2 have been prepared from the separate records maintained by Holdings and may not necessarily be indicative of the conditions that would have existed or the results of operations if C2 had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from Holdings applicable to C2 as a whole.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. There are no redemption restrictions on the Company's invested cash balances.

Accounts Receivable—Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and C2's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

Prepaid Expenses—Prepaid expenses primarily consist of prepaid software maintenance which are amortized over the respective period.

Equipment—Equipment consists primarily of data processing hardware and other equipment carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years.

Software Development Work in Progress and Data Processing Software and Other Assets — C2 expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

Notes Receivable - Long-Term— Long-term receivable due from OCC which was issued as a condition to C2 becoming and remaining a participant exchange of OCC.

Due from related parties—Consists primarily of amounts owed from related parties including Holdings and subsidiaries of Holdings.

Revenue Recognition—Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. The Company also pays liquidity payments to customers based on its published fee schedules which total $36.3 million in 2016, and are included as a reduction of transaction fees in the statement of income.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of C2. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include OPRA income. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the Securities and Exchange Commission ("SEC") to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. C2 receives monthly estimates of OPRA's distributable revenue and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Additionally, consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value of the transaction executed on the Company's markets and calculated and billed monthly. These fees are recognized by the exchanges that are responsible for the ultimate payment to the SEC, the exchanges are considered the principals in these transactions. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Income Taxes—Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in C2's statement of operations and are classified on the balance sheet with the related liability for unrecognized tax benefits.

Recent Accounting Pronouncements— In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The FASB deferred the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date. Early adoption of the standard is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. Based on our evaluation of the standard, we do not expect a material impact on our revenue recognition practices. A significant portion of our revenue is generated from fees associated primarily with the execution of a trade, transaction fees and regulatory fees, and revenue is recognized on the trade date as our performance obligation would be complete. The revenue components that are not primarily associated with the execution of a trade, market data fees and exchange service and other fees, are also not expected to be impacted by the adoption of the new standard. In most cases, our performance obligation is fulfilled on a monthly basis and does not require any additional requirements that would require performance beyond a monthly basis. Therefore we do not expect a material impact on our revenue recognition policies as a result of the adoption of the new standard which the Company is considering early adoption prior to the effective date.

In February 2016, the FASB issued ASU 2016-02, *Leases*. This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset. The guidance also requires certain qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This update is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact the Company's balance sheet, statement of operation or cash flows.

In March 2016, the FASB issued ASU 2016-09, *Compensation — Stock Compensation*. This standard simplifies several aspects of the accounting for stock-based payment transactions, including the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This update is effective for annual and interim periods beginning after December 15, 2016 and can be applied either prospectively, retrospectively or using a modified retrospective transition method, depending on the area covered in this update. Early adoption is permitted. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact the Company's balance sheet, statement of operation or cash flows.

In September 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230) — Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force).* This standard addresses stakeholders' concerns regarding diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. In particular, ASU No. 2016-15 addresses eight specific cash flow issues in an effort to reduce this diversity in practice: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon bonds; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years. Note that early adoption is permitted for all entities, including adoption during an interim period. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact the Company's balance sheet, statement of operation or cash flows.

In October 2016, the FASB issued ASU 2016-16, *Accounting for Income Taxes:Intra-Entity Transfers of Assets other than Inventory.* The standard requires that the income tax impact of intra-entity sales and transfers of property, except for inventory, be recognized when the transfer occurs. This update is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The new standard should be applied by making a cumulative effect adjustment directly to retained earnings as of the beginning of period of adoption.The Company is in the process of evaluating this guidance, and considering early adoption, though we do not expect it will materially impact the Company's balance sheet, statement of operation or cash flows.

2. RELATED PARTY TRANSACTIONS

Statement of Operations

C2 is owned by Holdings, which is the holding company for Chicago Board Options Exchange, Incorporated ("CBOE"), CBOE Futures Exchange, LLC, C2 and other subsidiaries. Certain costs incurred by Holdings and subsidiaries of Holdings, primarily related to compensation and facilities, have been allocated to C2, while certain other administrative charges, such as human resources and executive management, have not been allocated. The following table summarizes the charges allocated to and from Holdings and subsidiaries of Holdings for the year-ended December 31, 2016 (in thousands):

		2016
Salaries (allocated to C2) (1)	$	365
Stock-based compensation (2)		69
Legal fees (3)		169
Self-regulatory expenses (4)		6,088
Building operations (5)		423

(1) Represents allocation of costs for CBOE systems staff working on C2 system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in compensation and benefits in the statement of operations.

(2) Represents costs for stock-based compensation. Stock-based compensation is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period. Stock-based compensation expense was allocated based on individual employee detail. This amount is included in compensation and benefits in the statement of operations.

(3) Represents allocation of legal costs which is based upon hours spent by legal staff working on C2 related legal issues. This amount is included in professional fees and outside services in the statement of operations.

(4) Represents costs to perform our obligations as a self-regulatory organization which are allocated from CBOE. The allocation of self-regulatory expenses was based upon management's estimate of headcount and other costs associated with regulatory obligations. This amount is included in professional fees and outside services in the statement of operations.

(5) Represents costs related to properties including rent, maintenance, utilities, real estate taxes and telecommunications costs. Building operation expenses were allocated based on C2 headcount as a percentage of total Holdings headcount. This amount is included in facilities costs in the statement of operations.

Balance Sheet

The amount due from related parties totaling $3.4 million consists of amounts due from Holdings and subsidiaries of Holdings.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2016, accounts payable and accrued expenses consisted of the following (in thousands):

	2016
Compensation and benefit related liabilities	$ 177
Contract services	363
Royalties	308
Accounts payable	50
Section 31 fees payable	482
Legal	79
Market linkage	70
Other	23
Total	$ 1,552

4. DEFERRED REVENUE

The following tables summarize the activity in deferred revenue for the year ended December 31, 2016.

(in thousands)	Balance at January 1, 2016	Cash Additions	Revenue Recognition	Balance at December 31, 2016
Options Regulatory Fee (1)	$ 902	$ 948	$ (948)	$ 902
Other, net	5	9	(9)	5
Total deferred revenue	$ 907	$ 957	$ (957)	$ 907

(1) Like nearly all of the other options exchanges, C2 assesses an Options Regulatory Fee to each Permit Holder for all options transactions executed or cleared by the Permit Holder that are cleared by OCC in the customer range, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Permit Holders through their clearing firms by OCC on behalf of C2. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

5. INCOME TAXES

As of December 31, 2016, C2 had deferred tax assets totaling $16.0 million. Management assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of the objective evidence evaluated was the cumulative loss over the three-year period ended December 31, 2016. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2016, a valuation allowance has been recorded on certain of our net deferred tax assets which totaled $14.7 million.

C2's effective tax rate for the year ended December 31, 2016, differs from the U.S. statutory rate of 35%, primarily due to a reduction in the valuation allowance. A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2016, is as follows:

Statutory federal income tax rate	35.0%
State income tax rate, net of federal income tax effect	3.5
Other, net	(30.5)
Effective income tax rate	8.0%

The components of income tax expense for the year ended December 31, 2016, is as follows (in thousands):

Current:	
Federal	$ 204
State	254
Total current	458
Deferred:	
Federal	(83)
State	—
Total deferred	(83)
Total	$ 375

The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2016 are presented below (in thousands):

Deferred tax assets:	
Research and development credits	$ 387
Accrued compensation and benefits	64
Organization costs	4,137
Other	566
Net operating loss	10,833
Valuation allowance	(14,684)
Total deferred tax assets	1,303
Deferred tax liabilities:	
Property, equipment and technology, net	(979)
Prepaid	(197)
Total deferred tax liabilities	(1,176)
Net deferred tax asset	$ 127

As of December 31, 2016, C2 had $0.1 million of uncertain tax positions, which, if recognized in the future, would affect the annual effective income tax rate. While it is expected that the amount of unrecognized tax benefits will change in the next twelve months, C2 does not anticipate this will have a material impact on the results of operations or the financial position of C2.

Holdings is subject to U.S. federal tax, and state and local taxes in various jurisdictions. Holdings has open tax years from 2007 on for New York, 2008 on for Federal, 2010 on for New Jersey, and generally 2013 on for all other jurisdictions. The Internal Revenue Service is currently auditing 2010 and is looking at specific line items from 2008 to 2013 due to the filing by Holdings of amended returns containing the recognition of certain credits and deductions. The Illinois Department of Revenue has informed Holdings it will be auditing the 2013 and 2014 tax years, the New York State Department of Taxation and Finance is currently auditing the 2007 through 2014 tax years and the New Jersey Division of Taxation is currently auditing the 2010 through 2012 tax years.

6. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summarizes financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2016. C2 holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Cash and cash equivalents	$ 174	—	—	$ 174
Note receivable - long-term	$ —	$ —	1,000	$ 1,000
Total assets at fair value at December 31, 2016	$ 174	$ —	$ 1,000	$ 1,174

7. COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the end of the period covered by this report, C2 was subject to the legal proceeding discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

Lanier Litigation

On May 23, 2014, Harold R. Lanier sued 14 securities exchanges, including C2, in the United States District Court for the Southern District of New York (the "Court") on behalf of himself and a putative class consisting of all persons in the United States who entered into contracts to receive market data through certain data plans at any time since May 19, 2008 to the present. The complaint alleged that the market data provided under the CQ Plan and CTA Plans was inferior to the data that the exchanges provided to those that directly receive other data from the exchanges, which the plaintiffs alleged is a breach of their "subscriber contracts" and a violation of the exchanges' obligations under the CQ and CTA Plans. The plaintiffs sought monetary and injunctive relief. On May 30, 2014, Mr. Lanier filed two additional suits in the same Court, alleging substantially the same claims and requesting the same types of relief against the exchanges who participate in the UTP and the OPRA data plans. C2 was only a defendant in the suit regarding the OPRA Plan. On April 28, 2015, the Court dismissed Lanier's complaint with prejudice because it was preempted by the federal regulatory scheme and because the claims were precluded by the terms of the applicable subscriber agreements. Mr. Lanier appealed the orders dismissing each of his three cases and, on September 2, 2015, he filed his opening appellate briefs in those cases. The defendants' response briefs were filed November 24, 2015 and briefing on the appeals has concluded. The oral arguments on the appeals were heard on March 3, 2016. On September 23, 2016, the Court of Appeals ruled in favor of the defendants and affirmed the Court's dismissal of Lanier's complaints with prejudice. On October 7, 2016, Lanier filed a petition for rehearing only in the action related to the OPRA Plan and the Court of Appeals ruling with respect to the other two complaints is now final. On November 4, 2016, the Court of Appeals denied the petition for rehearing in the case related to the OPRA Plan.

SIFMA

Securities Industry Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for C2 market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before an SEC's administrative law judge ("ALJ") regarding fees proposed by NASDAQ and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the NASDAQ and NYSE fees at issue. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter or a subsequent appeal could adversely affect exchange market data fees.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

8. SUBSEQUENT EVENTS

C2 has evaluated subsequent events through June 29, 2017, the date at which the financial statements were available to be issued and determined that there are no subsequent events that would require disclosure.

CBSX BALANCE SHEETS

	(unaudited) **Balance at 12/31/2016**	(unaudited) **Balance at 12/31/2015**	**Change**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	625,114	1,069,397	(444,283)
Interest Income Receivable	413	158	255
Accounts Receivable	3,000,000	0	3,000,000
Due from NSX	0	0	0
Prepaid Expenses	0	790	(790)
Total	3,625,527	1,070,345	2,555,182
Long-Term Receivable - NSX Sale Proceeds	0	3,000,000	(3,000,000)
Property & Equipment:			
Furniture & Equipment	0	0	0
Accumulated Depreciation & Amortization	0	0	0
Net Property & Equipment	0	0	0
Other Assets:			
Data Processing Software & Other	0	0	0
Accumulated Amortization	0	0	0
Intangible Assets - CBOE contribution	0	0	0
Investment in National Stock Exchange	0	0	0
Investment in DTCC	0	0	0
Net Other Assets	0	0	0
TOTAL ASSETS	**$3,625,527**	**$4,070,345**	**($444,818)**
LIABILITIES			
Current Liabilities:			
Accounts Payable & Accrued Expenses	1,149	71,243	(70,095)
Accrued Salaries/Wages/Payroll Taxes/Benefits	0	0	0
Payables/reimbursements to CBOE/Holdings	15,667	14,844	823
SEC Fees Payable	0	0	0
Unearned Income	0	0	0
Rebates Payable - Transaction Fees	0	0	0
Total Current Liabilities	16,816	86,087	(69,272)
SHAREHOLDERS' EQUITY:			
Shareholders' Equity	49,288,199	49,288,199	0
Common Stock, Class C $0.01 par value: 52,673,684 shares authorized, 1,028,540 and 671,497 shares issued and outstanding, respectively at September 30, 2012 and 0 and 0 issued and outstanding , respectively at December 31, 2012	10,285	10,285	0
Treasury Stock, at cost: 357,043 shares at September 30, 2012 and 0 shares at December 31, 2012	(96,402)	(96,402)	0
Retained Earnings (Deficit)	(45,593,372)	(45,217,825)	(375,546)
Total	3,608,712	3,984,258	(375,546)
TOTAL LIABILITIES & SHARHOLDERS' EQUITY	**$3,625,527**	**$4,070,345**	**($444,818)**
WORKING CAPITAL	**$3,608,712**	**$984,258**	**$2,624,454**

SIGNAL TRADING SYSTEMS, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2016

	December 31 2016
ASSETS	
CURRENT ASSETS:	
Accounts receivable--Due from CBOE	$ 1,935,414
Total current assets	1,935,414
PROPERTY AND EQUIPMENT:	
Equipment	229,770
Less accumulated depreciation	(229,770)
Total property and equipment	-
OTHER ASSETS:	
Data processing software (less accumulated amortization)	(0)
Organizational costs	(0)
Intangible asset	23,000,000
Total other assets	23,000,000
TOTAL	$ 24,935,414
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable--Due FlexTrade	$ 224,202
Total current liabilities	224,202
MEMBERS' EQUITY:	
FlexTrade Systems Inc.	18,627,881
Chicago Board Options Exchange, Incorporated	18,627,881
Retained deficit	(12,544,552)
Total members' equity	24,711,211
TOTAL	$ 24,935,414

SIGNAL
FOR 2016

	ACTUAL Total
Employee Costs	
CBOE	918,537.60
FlexTrade	1,668,625.03
Recruiting Fees	
Total	2,587,162.63
Outside Costs	
Data Processing	
CBOE	986,675.21
FlexTrade	1,400,000.00
	2,386,675.21
Travel and Meetings	33,157.84
Other	18,283.24
	5,025,278.92
Depreciation	(5,585.50)
Total Expenses	**5,019,693.42**
Contributions	
CBOE and FlexTrade	3,913,307.78
Excess by FlexTrade	1,111,971.14
	5,025,278.92

Options Price Reporting Authority, LLC

Financial Statements as of and for the
Years Ended December 31, 2016 and 2015, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee of
Options Price Reporting Authority, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Options Price Reporting Authority, LLC (the "Company"), which comprise of the statements of assets, liabilities, and participants' equity (deficit) as of December 31, 2016 and 2015, and the related statements of revenues and expenditures and changes in participants' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 28, 2017

OPTIONS PRICE REPORTING AUTHORITY, LLC

STATEMENTS OF ASSETS, LIABILITIES, AND PARTICIPANTS' EQUITY AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
ASSETS:		
Cash and cash equivalents	$16,292,716	$14,793,188
Accounts receivable (less allowance for doubtful accounts: 2016 $368,992; 2015 $246,408)	2,195,277	2,232,941
TOTAL	$18,487,993	$17,026,129
LIABILITIES AND PARTICIPANTS' EQUITY		
LIABILITIES:		
Accrued expenses	$ 1,822,796	$ 1,498,949
Accrued expenses payable to Chicago Board Options Exchange, Inc. (Note 3)	494,754	444,079
Distributions payable (Note 3)	16,170,443	15,083,101
Total Current Liabilities	18,487,993	17,026,129
Income Tax Liability	$ 690,419	$ -
Total Liabilities	$19,178,412	17,026,129
PARTICIPANTS' EQUITY (Deficit)	(690,419)	-
TOTAL	$18,487,993	$17,026,129

See notes to financial statements.

OPTIONS PRICE REPORTING AUTHORITY, LLC

STATEMENTS OF REVENUES AND EXPENDITURES AND CHANGES IN PARTICIPANTS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUES:		
Communication revenues	$ 57,910,742	$ 53,370,864
Participation fee	1,031,753	986,628
Nonprofessional subscriber fees	13,073,337	13,485,089
Interest income	28,559	6,940
Total revenues	72,044,391	67,849,521
EXPENDITURES:		
Administrative and operating expenses	2,998,900	2,757,364
Legal fees	56,776	8,731
Processing costs—Securities Industry Automation Corporation	7,267,300	7,021,800
Total expenditures	10,322,976	9,787,895
EXCESS OF REVENUES OVER EXPENDITURES PRIOR TO INCOME TAX PROVISION	61,721,415	58,061,626
INCOME TAX PROVISION	690,419	-
EXCESS OF REVENUES OVER EXPENDITURES	61,030,996	58,061,626
DISTRIBUTIONS ALLOCATED TO PARTICIPANTS	(61,721,415)	(58,061,626)
PARTICIPANTS' EQUITY—Beginning of year	-	-
CHANGE IN PARTICIPANTS' EQUITY (DEFICIT)	(690,419)	-
PARTICIPANTS' EQUITY (DEFICIT)—End of year	$ (690,419)	$ -

See notes to financial statements.

OPTIONS PRICE REPORTING AUTHORITY, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Excess of revenues over expenditures	$ 61,030,996	$ 58,061,626
Adjustment to reconcile excess of revenues over expenditures to net cash provided by		
Provision for doubtful account	122,584	-
Changes in assets and liabilities:		
Accounts receivable	(84,920)	121,786
Accrued expenses	323,847	(647,881)
Accrued expenses payable to Chicago Board Options Exchange, Inc.	50,675	17,297
Income Tax Liability	690,419	-
Net cash provided by operating activities	62,133,601	57,453,386
CASH FLOWS FROM FINANCING ACTIVITIES—		
Distributions allocated to participants	(60,634,073)	(56,750,362)
Net cash used in financing activities	(60,634,073)	(56,750,362)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,499,528	703,024
CASH AND CASH EQUIVALENTS—Beginning of year	14,793,188	14,090,164
CASH AND CASH EQUIVALENTS—End of year	$ 16,292,716	$ 14,793,188

See notes to financial statements.

1. ORGANIZATION AND PLAN

Options Price Reporting Authority, LLC (the "Company") is structured as a limited liability company (LLC) organized under the Delaware Limited Liability Company Act, and the Company conducts its affairs under the Limited Liability Company Agreement of the Company (the "Plan"). The Plan provides the system for reporting options information and is administered by the exchanges that are parties to the Plan. The Plan provides for each exchange to appoint one voting member to the Management Committee of the Company, and that committee is responsible for the governance of the Company.

The Management Committee is composed of representatives appointed by Chicago Board Options Exchange, Inc. (CBOE); NYSE MKT, LLC; NYSE Arca, Inc.; NASDAQ PHLX, LLC; NASDAQ BX, Inc.; NASDAQ Stock Market, LLC; International Securities Exchange, LLC; BATS BZX Exchange, Inc.; BATS EDGX Exchange, Inc.; C2 Options Exchange, Inc.; BOX Options Exchange, LLC; Miami International Securities Exchange, LLC; ISE Gemini Exchange, LLC; and ISE MERCURY Exchange, LLC (collectively, the "Members").

ISE Mercury, LLC paid $1,031,753 and joined the Company on February 16, 2016.

Option transactions recorded are based on information received from the Options Clearing Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers cash on hand, money market funds, and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

The Company applied FASB ASC 820, *Fair Value Measurements and Disclosures* (formerly, FASB Statement No. 157, *Fair Value Measurements*), which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and non-financial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

Level 1—Unadjusted inputs based on quote markets for identical assets or liabilities.

Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.

Level 3—Unobservable inputs which reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The Company's financial instruments are composed of cash and cash equivalents which are categorized as Level 1. Cash and cash equivalents include $14,000,000 of money market investments at December 31, 2016 and $13,000,000 at December 31, 2015.

Accounts Receivable-The Company offers various payment options to its customers, including payment terms to certain customers. An allowance for doubtful accounts for accounts receivables is recorded to cover estimated credit losses based upon past collection history and specific risks identified among uncollected accounts. Accounts receivables are charged off against the allowance for doubtful accounts when it is determined that the receivable will not be collected.

Commitments and Contingencies-The Company accrues loss contingencies when the loss is both probable and estimable.

Revenue Recognition-Revenue recognition policies for specific sources of revenue are discussed below:

Communication Revenues—Communication revenues from subscribers, comprising primarily of brokerage and discount brokerage firms, are based on a fee schedule established by the Company applied to the number of subscriber devices, as reported by the market data vendors. Revenue is recognized in the period the data is provided.

Participation Fee—Participation Fee revenue from new Participants and determined by a vote of a majority of the Members to fairly and reasonable compensates OPRA for costs it has incurred in developing and maintaining the OPRA system. This includes costs previously paid by OPRA for the development, expansion and maintenance.

Nonprofessional Subscriber Fees—Nonprofessional subscriber fees are based on a flat monthly rate or a per-quote inquiry established by the Company applied to the number of such subscribers. The nonprofessional subscriber fee is available only to individual investors who use the information for personal, nonbusiness, and investment activities and who are not employed in securities or commodities-related businesses. Revenue is recognized in the period the data is provided.

Administrative and Operating Expenses—Administrative and operating expenses include financial and administrative services received from CBOE. CBOE charges the Company for such services per the fixed-fee agreement effective January 1, 2011. The annual fixed fee for 2016 is $2,800,000 and for 2015 is $2,669,625 which is reduced by administrative and operating expenses paid directly by the Company.

Distributions to Participants—Under the terms of the Plan, each member is credited quarterly with its proportional share of the net receipts in excess of processing costs and administrative and operating expenses, as defined in the Plan, for the calendar quarter. Distributions are made quarterly.

Income Taxes—The Company is subject to the income and indirect tax laws of the United States, its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by taxpayers and the relevant governmental taxing authorities. The Company must make judgements and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions.

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. The Company's members report their share of the Company's earnings, gain, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these financial statements do not include a provision for federal income tax and only include a provision for state and/or local income tax expense for jurisdictions in which the Company is subject to an entity level tax. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit.

At least annually, the Company evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the guidance on accounting for unrecognized tax benefits. Once established, unrecognized tax benefits are adjusted when new or additional information becomes available and/or when an event occurs that requires a change.

As of December 31, 2016, the Company had accrued a liability for unrecognized tax benefits of $594,690 in its statement of Assets, Liabilities and Participants' Equity (Deficit). Estimated interest costs are classified as part of the provision for income taxes in the Company's Statement of Revenues and Expenditures and were $95,729, for the year ended December 31, 2016. Accrued interest was $95,729 as of December 31, 2016.

Fair Value of Financial Instruments—The fair value of the Company's financial instruments included in cash and cash equivalents, and accounts receivable approximates their carrying value due to their short-term nature.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standard Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for the Company annual reporting periods beginning after December 15, 2017 and interim periods within annual reporting periods beginning after December 15,2018. Early application is not permitted. The FASB deferred the effective date by one year to December 15, 2018 and interim periods within annual reporting periods beginning after December 15,2019. Early adoption of the standard is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. The Company is in the process of evaluating this guidance and but does not expect it will materially impact our statements of assets, liabilities and participants' equity (deficit), statements of revenue, expenditures and changes in participants' equity or cash flow.

3. RELATED-PARTY TRANSACTIONS

Amounts due to Participants as of December 31, 2016 and 2015, and total distributions for the years then ended were as follows:

	2016	2015
Distributions payable for fourth quarter (pre-ISCA allocation):		
Chicago Board Options Exchange, Inc.	$ 3,912,633	$ 3,104,566
C2 Options Exchange, Inc.	579,836	326,127
NYSE MKT, LLC	703,192	819,827
BATS BZK Exchange, Inc.	2,144,803	1,896,567
BATS EDGX Exchange, Inc.	346,235	39,400
BOX Options Exchange, LLC	1,006,323	926,205
NASDAQ PHLX, Inc.	1,635,762	1,931,895
NASDAQ Stock Market, LLC	1,728,929	1,416,612
NYSE Arca, Inc.	1,962,933	1,481,925
International Securities Exchange, LLC	1,543,686	1,797,413
ISE Gemini Exchange, LLC	525,434	662,508
ISE Mercury Exchange, LLC	43,452	-
NASDAQ BX, LLC	142,130	268,146
Miami International Securities Exchange, LLC	1,226,058	1,593,458
ISCA expense allocation[1]	(1,330,963)	(1,181,548)
Total	16,170,443	15,083,101
Distributions paid to members for the first three quarters (pre-ISCA allocation):		
Chicago Board Options Exchange, Inc.	10,745,146	10,263,614
C2 Options Exchange, Inc.	1,138,624	907,459
NYSE MKT, LLC	1,903,339	2,472,832
BATS BZK Exchange, Inc.	5,863,294	5,655,413
BATS EDGX Exchange, Inc.	644,423	-
BOX Options Exchange, LLC	3,019,249	2,133,308
NASDAQ PHLX, Inc.	5,539,220	5,881,699
NASDAQ Stock Market, LLC	4,354,552	4,071,691
NYSE Arca, Inc.	4,565,563	3,983,258
International Securities Exchange, LLC	5,345,573	4,513,728
ISE Gemini Exchange, LLC	1,374,382	1,571,602
ISE Mercury Exchange, LLC	97,873	-
NASDAQ BX, LLC	633,286	626,289
Miami International Securities Exchange, LLC	4,318,465	4,503,974
ISCA expense allocation[1]	(3,992,017)	(3,606,342)
Total	45,550,972	42,978,525
Total distributions	$61,721,415	$58,061,626

[1] Effective in 2005, certain functions pertaining to planning the capacity of the system, determining how the costs of modifying the system should be allocated among the parties, and allocating available system capacity among the parties under specified circumstances where allocation is required are delegated to an Independent System Capacity Advisor (ISCA) appointed by the

Securities and Exchange Commission. ISCA determines the appropriate allocation among the Members of the Company's costs above $5,000,000.

Amounts included in administrative and operating expenses for services provided by CBOE during 2016 and 2015 were $2,169,210 and $1,985,511, respectively, of which $494,754 and $440,079 were payable to CBOE at December 31, 2016 and 2015, respectively.

4. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings incidental to the normal course of its business. Based on discussions with its legal counsel, management believes that the ultimate resolution of such matters will not materially affect the financial position, results of operations, or cash flows of the Company.

5. SUBSEQUENT EVENTS

In accordance with ASC 855, *Subsequent Events*, the Company has evaluated all subsequent events requiring recognition and disclosure in the financial statements through June 28, 2017, the date the financial statements were available for issuance.

MIAX Pearl paid $1,073,522 and joined OPRA on February 6, 2017, after receiving approval from the SEC.

* * * * * *

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Bats Global Markets, Inc. and Subsidiaries

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors and Stockholders
Bats Global Markets, Inc.:

We have audited the accompanying consolidated financial statements of Bats Global Markets, Inc. and its subsidiaries, which comprise the consolidated statements of financial condition as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years in the three-year period ended December 31, 2016, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bats Global Markets, Inc. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period December 31, 2016 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2017

Bats Global Markets, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

December 31, 2016 and 2015

(In millions, except share data)

	2016	2015
Assets		
Current assets:		
Cash and cash equivalents	$ 85.8	$ 75.1
Restricted cash	1.8	—
Financial investments:		
Trading investments, at fair value	0.5	0.5
Available-for-sale investments, at fair value	45.0	47.2
Accounts receivable, net, including $14.2 and $40.3 from related parties at December 31, 2016 and 2015, respectively	125.3	131.0
Income taxes receivable	4.7	16.0
Other receivables	3.6	5.4
Prepaid expenses	6.1	5.1
Total current assets	272.8	280.3
Property and equipment, net	22.7	29.6
Goodwill	719.6	741.3
Intangible assets, net	211.3	239.0
Deferred charge	90.1	—
Deferred income taxes	—	0.6
Investment in EuroCCP	8.0	11.4
Other assets	8.8	4.8
Total assets	$ 1,333.3	$ 1,307.0
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities, including $3.4 and $15.2 to related parties at December 31, 2016 and 2015, respectively	$ 59.7	$ 72.9
Income taxes payable	57.2	—
Section 31 fees payable	101.2	93.0
Current portion of long-term debt	4.3	83.9
Current portion of contingent consideration liability	6.6	6.6
Total current liabilities	229.0	256.4
Long-term debt, less current portion	562.2	593.7
Contingent consideration liability, less current portion	55.2	58.8
Unrecognized tax benefits	17.7	8.0
Deferred income taxes	9.5	7.4
Other liabilities	2.4	2.8
Commitments and contingencies (see note 21)		
Stockholders' equity:		
Common stock, $0.01 par value. 362,500,000 voting and 29,000,000 non-voting shares authorized at December 31, 2016 and December 31, 2015; 94,881,128 voting and 7,818,090 non-voting shares issued at December 31, 2016; 74,991,527 voting and 21,146,136 non-voting shares issued at December 31, 2015	1.0	1.0
Common stock in treasury, 585,234 and 458,237 voting shares at December 31, 2016 and 2015, respectively; 5,299,871 non-voting shares at December 31, 2016	(10.1)	(6.5)
Additional paid-in capital	282.0	270.6
Retained earnings	218.6	125.0
Accumulated other comprehensive loss, net	(34.2)	(10.2)
Total stockholders' equity	457.3	379.9
Total liabilities and stockholders' equity	$ 1,333.3	$ 1,307.0

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2016, 2015 and 2014

(In millions, except per share data)

	2016	2015	2014
Revenues:			
Transaction fees, including $264.2, $569.0 and $481.3 from related parties for the years ended December 31, 2016, 2015 and 2014, respectively	$ 1,324.8	$ 1,290.2	$ 1,009.9
Regulatory transaction fees, including $65.5, $129.3 and $117.0 from related parties for the years ended December 31, 2016, 2015 and 2014, respectively	298.9	275.7	272.0
Market data fees, including $2.4, $2.4 and $2.3 from related parties for the years ended December 31, 2016, 2015 and 2014, respectively	145.6	131.0	110.3
Connectivity fees and other, including $14.8, $29.4 and $23.9 from related parties for the years ended December 31, 2016, 2015 and 2014, respectively	99.2	81.8	66.0
Total revenues	1,868.5	1,778.7	1,458.2
Cost of revenues:			
Liquidity payments, including $262.1, $ 548.5 and $405.5 to related parties for the years ended December 31, 2016, 2015 and 2014, respectively	1,091.2	1,070.7	831.4
Section 31 fees	298.9	275.7	272.0
Routing and clearing, including $37.9, $38.9 and $24.7 to related parties for the years ended December 31, 2016, 2015 and 2014, respectively	42.5	47.9	47.3
Total cost of revenues	1,432.6	1,394.3	1,150.7
Revenues less cost of revenues	435.9	384.4	307.5
Operating expenses:			
Compensation and benefits	91.9	79.7	87.0
Depreciation and amortization	41.8	40.8	28.4
Systems and data communication	18.0	27.2	23.5
Occupancy	2.8	3.1	4.2
Professional and contract services	13.6	11.1	6.5
Regulatory costs	11.5	11.1	12.1
Change in fair value of contingent consideration liability	3.0	2.8	—
General and administrative	23.3	26.3	26.2
Total operating expenses	205.9	202.1	187.9
Operating income	230.0	182.3	119.6
Non-operating (expenses) income:			
Interest expense	(37.3)	(46.7)	(27.4)
Loss on extinguishment of debt	(17.6)	—	(13.6)
Equity in earnings in EuroCCP	1.6	1.2	1.1
Other income, net	2.1	1.9	0.6
Income before income tax provision	178.8	138.7	80.3
Income tax provision	69.8	56.5	31.1
Net income	$ 109.0	$ 82.2	$ 49.2
Cash distributions declared per common stock	$ 0.16	$ —	$ 2.69
Earnings per share:			
Basic	$ 1.15	$ 0.87	$ 0.53
Diluted	$ 1.13	$ 0.87	$ 0.53
Weighted average shares outstanding:			
Basic	94.8	94.6	92.2
Diluted	96.6	95.0	92.7

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2016, 2015 and 2014

(In millions)

	2016	2015	2014
Net income	$ 109.0	$ 82.2	$ 49.2
Other comprehensive loss			
Foreign currency translation adjustments	(44.0)	(12.4)	(15.0)
Income tax benefit related to other comprehensive loss	20.0	1.9	5.7
Other comprehensive loss, net of tax	(24.0)	(10.5)	(9.3)
Comprehensive income	$ 85.0	$ 71.7	$ 39.9

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2016, 2015 and 2014

(In millions, except share data)

	Common stock: Voting shares outstanding	Common stock: Non-voting shares outstanding	Common stock: Class A non-voting shares outstanding	Common stock: Class B non-voting shares outstanding	Par value	Common stock in treasury	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net	Total stockholders' equity
Balance at December 31, 2013	65,794,555	551,445	—	—	$ 0.7	$ (42.7)	$ 128.1	$ 44.3	$ 9.6	$ 140.0
Acquisition of Direct Edge Holdings LLC and recapitalization	7,934,214	(551,445)	8,993,978	12,152,158	0.3	42.7	301.5	—	—	344.5
Common stock issued under employee stock plans	537,538	—	—	—	—	(1.0)	0.9	—	—	(0.1)
Share repurchases	(76,408)	—	—	—	—	(0.9)	—	—	—	(0.9)
Stock-based compensation	—	—	—	—	—	—	1.9	—	—	1.9
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Distribution	—	—	—	—	—	—	(170.5)	(50.7)	—	(221.2)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(9.3)	(9.3)
Net income	—	—	—	—	—	—	—	49.2	—	49.2
Balance at December 31, 2014	74,189,899	—	8,993,978	12,152,158	1.0	(1.9)	262.0	42.8	0.3	304.2
Common stock issued under employee stock plans	556,022	—	—	—	—	(1.3)	1.7	—	—	0.4
Share repurchases	(212,631)	—	—	—	—	(3.3)	—	—	—	(3.3)
Stock-based compensation	—	—	—	—	—	—	5.9	—	—	5.9
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	1.0	—	—	1.0
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(10.5)	(10.5)
Net income	—	—	—	—	—	—	—	82.2	—	82.2
Balance at December 31, 2015	74,533,290	—	8,993,978	12,152,158	1.0	(6.5)	270.6	125.0	(10.2)	379.9
Common stock issued under employee stock plans	1,261,684	—	—	—	—	—	3.1	—	—	3.1
Share repurchases	(126,997)	—	—	—	—	(3.6)	—	—	—	(3.6)
Reclassification and conversion	18,627,917	2,518,219	(8,993,978)	(12,152,158)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	8.3	—	—	8.3
Dividends	—	—	—	—	—	—	—	(15.4)	—	(15.4)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(24.0)	(24.0)
Net income	—	—	—	—	—	—	—	109.0	—	109.0
Balance at December 31, 2016	94,295,894	2,518,219	—	—	$ 1.0	$ (10.1)	$ 282.0	$ 218.6	$ (34.2)	$ 457.3

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2016, 2015 and 2014

(In millions)

	2016	2015	2014
Cash flows from operating activities:			
Net income	$ 109.0	$ 82.2	$ 49.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41.8	40.8	28.4
Amortization of debt issuance cost and debt discount	4.8	6.7	2.8
Change in fair value of contingent consideration liability	3.0	2.8	—
Provision for uncollectable accounts receivable	0.1	0.2	0.3
Realized gain on sale of available-for-sale securities	(0.2)	—	—
Excess tax benefit (shortfall) from stock-based compensation	—	1.0	(0.1)
Deferred income taxes	2.7	(3.6)	1.5
Stock-based compensation	8.3	5.9	1.9
Loss on extinguishment of debt	17.6	—	13.6
Loss on disposal of property and equipment	0.1	—	—
Equity in earnings in EuroCCP	(1.6)	(1.2)	(1.1)
Gain on sale of portion of EuroCCP investment	(1.4)	—	—
Realized gain on termination of revolving credit facility	—	(1.1)	—
Changes in assets and liabilities:			
Receivables, including $26.1, $10.7 and $40.8 from related parties for the years ended December, 31 2016, 2015 and 2014, respectively	17.8	(1.5)	(33.1)
Trading financial investments, net	—	6.5	—
Prepaid and other assets	(1.0)	(3.1)	0.1
Deferred charge	(90.1)	—	—
Accounts payable and accrued liabilities, including $11.8, $3.0 and $13.5 to related parties years ended December, 31 2016, 2015 and 2014, respectively	(11.4)	(29.1)	7.7
Income taxes payable	57.2	(0.1)	0.1
Section 31 fees payable	8.2	(14.7)	26.1
Payment of contingent consideration related to Hotspot acquisition	(0.9)	—	—
Unrecognized tax benefits	9.7	(0.6)	—
Other liabilities	(0.3)	(0.6)	1.8
Net cash provided by operating activities	173.4	90.5	99.2
Cash flows from investing activities:			
Acquisition, net of cash acquired	(13.6)	(360.9)	23.8
Purchases of available-for-sale financial investments	(167.2)	(157.8)	(169.4)
Proceeds from maturities and sales of available-for-sale financial investments	169.6	172.0	126.2
Proceeds from sale of portion of EuroCCP investment	4.7	—	—
Changes in restricted cash	(1.8)	14.0	(14.0)
Purchases of property and equipment	(8.5)	(13.9)	(25.2)
Net cash used in investing activities	(16.8)	(346.6)	(58.6)
Cash flows from financing activities:			
Distributions paid	(16.0)	(5.7)	(215.0)
Principal payments on long-term debt	(769.2)	(153.1)	(277.6)
Proceeds from long-term debt	646.7	373.8	499.9
Proceeds from employee stock purchase program	—	0.7	—
Debt issuance costs and additional debt discount	(11.0)	(16.5)	(8.3)
Payment of contingent consideration related to Hotspot acquisition	(5.7)	—	—
Proceeds from the exercise of stock-based compensation	—	0.1	—
Purchases of treasury stock	(3.6)	(3.6)	(1.1)
Net cash (used in) provided by financing activities	(158.8)	195.7	(2.1)
Effect of foreign currency exchange rate changes on cash and cash equivalents	12.9	13.3	(3.5)
Increase (decrease) in cash and cash equivalents	10.7	(47.1)	35.0
Cash and cash equivalents:			
Beginning of year	75.1	122.2	87.2
End of year	$ 85.8	$ 75.1	$ 122.2
Supplemental disclosure of cash paid:			
Cash paid for income taxes, net of refunds	$ 57.6	$ 48.5	$ 42.7
Cash paid for interest	32.4	39.2	24.1
Supplemental disclosure of noncash transactions:			
Forfeiture of common stock for payment of exercise of stock options	$ 0.4	$ 0.9	$ 0.8
Distribution payable on unvested restricted stock	—	—	1.4
Distribution declared	—	—	4.8
Supplemental disclosure of noncash investing activities:			
Property and equipment acquired	$ —	$ 0.3	$ 10.4
Goodwill acquired	8.5	308.2	253.5
Intangible assets acquired	4.5	111.0	120.4
Other assets acquired	0.7	5.2	66.1
Liabilities assumed	(0.1)	(63.8)	(129.7)
Issuance of common stock related to acquisition	—	—	(344.5)

See accompanying notes to consolidated financial statements.

(1) Nature of Operations

Bats Global Markets, Inc. and its consolidated subsidiaries (the Company or Bats) is a global financial technology company that provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. The Company's asset classes comprise listed cash equity securities in the United States (U.S.) and Europe, listed equity options in the United States, and institutional spot foreign currency (FX) globally. The Company is headquartered in the Kansas City area with additional offices in New York, London, Chicago, San Francisco, Singapore and Quito, Ecuador.

In the United States, the Company operates four national securities exchanges, Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGX Exchange, Inc. (EDGX) and Bats EDGA Exchange, Inc. (EDGA). All trade listed cash equity securities and exchange-traded products (ETPs), such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX and EDGX also operate markets for trading listed equity options and the Company lists ETPs on BZX. The Company operates a broker-dealer, Bats Trading, Inc. (Trading), that provides routed transaction services for listed cash equity securities and equity options on BZX, BYX, EDGX and EDGA.

In Europe, the Company's Recognised Investment Exchange (RIE), Bats Trading Limited (BTL), offers trading in listed cash equity securities across 23 European indices and 15 major European markets. In addition, BTL also lists ETPs. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as Bats Europe.

Globally, the Company serves the FX market, the world's largest asset class, with its Hotspot platform. Hotspot provides institutional spot FX services through electronic marketplaces in New York and London where buyers and sellers worldwide can trade directly and anonymously with each other.

In September 2016, the Company announced that it has entered into a merger agreement with CBOE Holdings, Inc. The transaction is expected to close in the first quarter of 2017.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Basis of Presentation

The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of Bats Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current period presentation.

In 2016, the Company adopted Accounting Standards Update (ASU) 2015-03, *Interest—Imputation of Interest*, which simplified the presentation of debt issuance cost by changing the classification of debt issuance cost from an asset to a contra-liability directly deducted from the face amount of the debt to which it relates. The consolidated financial statements and notes to the consolidated financial statements presented have conformed to this new classification, which resulted in a $9.9 million reclassification from total assets to total liabilities as of December 31, 2015.

In 2016, the Company adopted ASU 2015-17, *Income Taxes—Balance Sheet Classification of Deferred Taxes.* Deferred tax liabilities and assets are now classified as noncurrent on the consolidated statements of financial condition. All periods presented have conformed to this new classification, which resulted in a $0.6 million reclassification from current deferred tax assets to deferred income taxes, net as of December 31, 2015.

In 2016, the Company adopted ASU 2016-09, *Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting.* This update principally affected the recognition of excess tax benefits and deficiencies and the cash flow classification of share-based compensation-related transactions. The requirement to recognize excess tax benefits and deficiencies as income tax expense or benefit in the consolidated statements of income was applied prospectively, with a benefit of $4.8 million recognized in the income tax provision for the year ended December 31, 2016. The company retrospectively presented the consolidated statements of cash flows for the years ended December 31, 2015 and 2014 to reflect an increase and decrease in operating activites of $1.0 million and $0.1 million, respectively, and corresponding changes in financing activities. The Company continues to account for forfeitures on an actual basis.

Initial Public Offering and Stock Split

On April 20, 2016, in connection with the closing of the Company's initial public offering (IPO) in which certain selling stockholders of the Company sold 15,295,000 shares of existing common stock at a public offering price of $19.00 per share, the Company effected a stock split at a ratio of 1-for-2.91 of each share of the Company's outstanding common stock, after giving effect to the reclassification of each share of Class A non-voting common stock to voting common stock and Class B non-voting common stock to non-voting common stock. All references to shares and per-share data in the Company's consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

Related Parties

Prior to the Company's IPO in April 2016, the Company had historically voluntarily disclosed transactions with all stockholders irrespective of beneficial ownership. The consolidated financial statements and notes to the consolidated financial statements herein reflect related party transactions with only "related persons", as defined by U.S. GAAP and Item 404 of Regulation S-K under the Securities and Exchange Act (the "Exchange Act").

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

(d) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) Restricted Cash

The Company classifies cash not available for immediate use due to regulatory and other requirements as restricted cash, and presents it separately on the consolidated statements of financial condition. At December 31, 2016, restricted cash included cash held to be paid to the sellers of ETF.com within 18 months after acquisition date per the terms of the acquisition agreement.

(f) *Financial Investments*

Financial investments are classified as trading or available-for-sale.

Trading financial investments represent financial investments held by the broker-dealer subsidiary that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected within interest expense, net in the consolidated statements of income.

Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiary. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive loss in the accompanying consolidated statements of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest expense, net in the accompanying consolidated statements of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(g) *Accounts Receivable, Net*

Accounts receivable are concentrated with the Company's member firms and market data distributors and are carried at cost. The Company nets transaction fees and liquidity payments for each member firm on a monthly basis and recognizes the total owed to a member firm as an asset and the total owed to a member firm as a liability. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 7 for allowance for doubtful accounts activity.

(h) *Property and Equipment, Net*

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

The Company accounts for software development costs under ASC Topic 350, *Intangibles—Goodwill and Other*. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(i) Goodwill and Intangible Assets, Net

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2016 and determined that no impairment existed.

Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, licenses and registrations and non-compete agreements. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company completed its annual impairment test in the fourth quarter of 2016 and determined that no impairment existed.

(j) Foreign Currency

The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each consolidated statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the consolidated statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive loss, net in the consolidated statements of financial condition. Foreign currency gains and losses are recorded as other income, net in the consolidated statements of income. The Company's operations in the United Kingdom and Singapore are recorded in Pounds sterling and Singapore dollars, respectively.

(k) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(l) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model on BZX, EDGX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Under the Company's "taker-maker" pricing model on BYX and EDGA, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

On the Company's FX platform, the customer is charged a transaction fee regardless of whether it is adding or removing liquidity from the market.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. The Company also charges data subscribers directly for proprietary market data in its U.S. Equities, European Equities and U.S. Options segments. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

BZX, BYX, EDGX and EDGA, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the four exchanges. The exchanges, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX, BYX, EDGX and EDGA collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Connectivity Fees

Connectivity fees are generated primarily from connectivity services related to each of the electronic markets. Connectivity fees are earned as service is provided and are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

For the years ended December 31, 2016, 2015 and 2014, one member accounted for 11%, 11% and 12%, respectively, of the Company's transaction fees. No other member accounted for more than 10% of the Company's transaction fees during the years ended December 31, 2016, 2015 and 2014, and no member accounted for more than 10% of the Company's total revenue during the years ended December 31, 2016, 2015 and 2014. For the years ended December 31, 2016, 2015 and 2014, no member accounted for more than 10% of the Company's liquidity payments.

No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

(m) *Earnings Per Share*

The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(n) *Stock-Based Compensation*

The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of Bats Global Markets, Inc. common stock at the date of grant. The fair value is based on a current market-based transaction of the Company's common stock. If a market-based transaction of the Company's common stock is not available, then the fair value is based on an independent third-party valuation using equal weighting of two valuation analysis techniques, discounted cash flows and valuation multiples observed from publicly traded companies in a similar industry.

The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

- Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;
- Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;
- Expected dividend rate is determined based on expected dividends to be declared;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and
- Forfeitures are based on the history of cancellations of awards.

(o) *Business Combinations*

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations*, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(p) *Debt Issuance Costs*

The Company accounts for debt issuance cost in accordance with ASC Topic 470, *Debt*, and ASU 2015 -03, *Interest—Imputation of Interest*, which requires that all costs incurred to issue debt be capitalized as a contra-liability and amortized over the life of the loan using the interest method.

(q) *Equity Method Investment*

In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investment under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the consolidated financial statements as an impairment.

At December 31, 2016 the Company holds a 20% investment in the EuroCCP, which is recorded as an equity method investment in the European Equities segment. In 2016, the Company sold 5% of its investment and recognized a gain of $1.4 million recorded in other income, net in the consolidated statements of income.

(3) Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), which supersedes the revenue recognition guidance in ASC 605, *Revenue Recognition.* The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to January 1, 2018. The Company is currently evaluating the impact to the financial statements by adopting the new revenue recognition standard and the Company is considering early adoption pror to the effective date.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments—Overall* (Subtopic 825-10). This standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Under this ASU, unrecognized gains and losses from available-for-sale securities will be recognized through net income. This ASU is effective for the Company on January 1, 2018. Adoption is not expected to have a material effect on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases,* (Topic 842). The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the consolidated statement of financial condition the assets and liabilities for the rights and obligations created by those leases. The ASU is effective for the Company beginning on January 1, 2019. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, *Investments—Equity Method and Joint Ventures (Topic 323).* The ASU's purpose is to simplify the accounting for equity method investments by eliminating the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. It now requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The update is effective for the Company for the annual reporting period beginning January 1, 2017 and is not expected to have a material impact on the Company's consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments (Topic 230).* This ASU will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for the Company for the annual reporting period beginning January 1, 2019. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, *Income Taxes – Intra-Entity Transfers of Assets Other Than Inventory*, which requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. The new standard is effective for the Company for the annual reporting period beginning January 1, 2018 with early adoption permitted. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows—Restricted Cash (Topic 230)*. This ASU will require companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. The new standard is effective for the Company for the annual reporting period beginning January 1, 2018. Adoption is not expected to have a material effect on the consolidated financial statements.

(4) Acquisitions and Recapitalization

Direct Edge

On January 31, 2014 (the Direct Edge Acquisition Date), the Company acquired 100% of the outstanding common stock of Direct Edge Holdings LLC (Direct Edge) (the Direct Edge Transaction). The Direct Edge Transaction is intended to combine operations to increase market share for the U.S. Equities segment. In conjunction with the Direct Edge Transaction, the Company recapitalized its voting and non-voting common stock into a newly formed parent entity, and one legacy Direct Edge member was issued solely Class A non-voting shares of the new parent entity and, at their request, certain other legacy Bats stockholders and Direct Edge members were issued voting shares and Class B non-voting shares of the new parent entity. All other legacy Bats stockholders and Direct Edge members were issued voting shares in the new parent entity.

The results of Direct Edge's operations have been included in the consolidated financial statements since the Direct Edge Acquisition Date.

The acquisition-date fair value of the consideration transferred totaled $386.2 million, which consisted of the following (in millions):

Fair value of consideration transferred:	
Cash	$ 12.5
Fair value of shares issued	344.5
Change in control payments	29.2
Total purchase price	$ 386.2

The Company issued 28.5 million shares of common stock valued at $12.08 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Direct Edge Acquisition Date (in millions):

Cash and cash equivalents	$ 65.5
Other current assets	66.1
Property and equipment	10.4
Identifiable intangible assets	120.4
Goodwill	253.5
Accounts payable and accrued expenses	(53.4)
Section 31 fees payable	(44.8)
Deferred income taxes	(9.4)
Unrecognized tax benefits	(0.6)
Other liabilities	(21.5)
	$ 386.2

Of the identifiable intangible assets recognized, $71.9 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	16 years	$ 43.0
Non-compete agreements	2 years	3.9
Trademarks/trade names	1 year	1.6

The goodwill acquired was assigned to the U.S. Equities segment, as further described in note 9. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of Bats and Direct Edge. No goodwill was deductible for tax purposes.

The fair value of accounts receivable acquired was $27.5 million. The gross amount of accounts receivable was $27.6 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $18.5 million of Direct Edge acquisition-related costs expensed during the year ended December 31, 2014. These costs are included in compensation and benefits and professional and contract services in the consolidated statements of income.

The amounts of revenue and operating income of Direct Edge are included in the Company's consolidated statements of income from the Direct Edge Acquisition Date to the period ended December 31, 2014 are as follows (in millions):

Revenue	$ 529.4
Operating income	10.4
Net income	16.8

The following unaudited pro forma financial information presents the combined results of the Company and Direct Edge had the acquisition date been January 1, 2014 (in millions):

	Fiscal Year ended December 31, 2014
Revenue	$ 1,509.1
Operating income	132.6
Net income	67.4
Earnings per share:	
Basic	$ 0.73
Diluted	0.73

The supplemental 2014 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2014. The supplemental 2014 pro forma financial information includes pro forma adjustments of $44.3 million for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

Hotspot

On March 13, 2015 (the Hotspot Acquisition Date), the Company completed the acquisition of Hotspot FX Holdings LLC (Hotspot) (the Hotspot Transaction) from a related party for $365 million in cash and a contingent consideration liability estimated at $62.6 million. This acquisition represents further expansion into non-equity trading businesses for the Company.

The results of Hotspot's operations have been included in the consolidated financial statements since the Hotspot Acquisition Date and were included in the Global FX segment. The Company elected to push down the purchase accounting of Hotspot to the lowest operating entity within that segment.

The acquisition-date fair value of the consideration transferred totaled $430.1 million, which consisted of the following (in millions):

Cash	$ 365.0
Contingent consideration liability	62.6
Working capital payment	2.5
Total purchase price	$ 430.1

The contingent consideration liability represents a tax sharing arrangement with the seller for payment of 70% of the tax benefit from the amortization resulting from the Hotspot Transaction for the first three years after the Hotspot Acquisition Date and 50% of the tax benefit for the remaining twelve years. For a 30 day period after the third anniversary of the Hotspot Acquisition Date, the Company and the seller have the option to settle the remaining liability for $50.0 million. If neither the Company nor the former owner exercises such option, the payments will continue through 2030. The payments are contingent on the Company generating sufficient taxable net income to pay such tax benefits to the former owner. At the acquisition date, the estimated undiscounted outcomes of all future payments are in the range of $70.0 million to $91.9 million.

The fair value of the contingent consideration liability at the Hotspot Acquisition Date was estimated using a probability-weighted discounted cash flow method, represents a Level 3 measurement as defined in ASC Topic 820, and changes in fair value are recorded in operating expenses in the statements of income.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Hotspot Acquisition Date (in millions):

Cash and cash equivalents	$ 6.6
Other current assets	5.2
Property and equipment	0.3
Identifiable intangible assets	111.0
Goodwill	308.2
Liabilities	(1.2)
	$ 430.1

Of the identifiable intangible assets recognized, $15.3 million was assigned to trademark/trade name and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	18 years	$ 81.2
Technology	6 years	12.6
Non-compete agreements	1 year	1.9

The goodwill acquired was assigned to the Global FX segment, as further described in note 9. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of Bats and Hotspot. Goodwill deductible for tax purposes is $247.9 million.

The fair value of accounts receivable acquired was $5.2 million. The gross amount of accounts receivable was $5.3 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $7.4 million of Hotspot acquisition-related costs expensed during the year ended December 31, 2015. These costs are included in compensation and benefits, professional and contract services, and change in fair value of contingent consideration liability to related party in the consolidated statements of income.

The amounts of revenue and operating income of Hotspot are included in the Company's consolidated statements of income from the Hotspot Acquisition Date to the year ended December 31, 2015 are as follows (in millions):

Revenue	$ 37.9
Operating loss	(2.0)
Net loss	(2.2)

The following unaudited pro forma financial information presents the combined results including Hotspot had the acquisition date been January 1, 2014 (in millions, except earnings per share):

	Fiscal Year ended December 31,	
	2015	2014
Revenue	$ 1,787.8	$ 1,504.5
Operating income	187.0	118.0
Net income	83.3	35.5
Earnings per share:		
Basic	$ 0.88	$ 0.38
Diluted	0.88	0.38

The supplemental 2015 and 2014 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2014. The supplemental 2015 pro forma financial information includes pro forma adjustments of $0.8 million for Hotspot acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

ETF.com

On April 1, 2016, the Company completed the acquisition of ETF.com for $12.6 million in cash. ETF.com is a provider of exchange traded fund (ETF) data, news and analysis, with approximately $3.0 million in annual revenue for 2015. The purchase price was allocated to goodwill ($8.5 million), intangible assets ($3.5 million) and working capital ($0.6 million) and is recorded in the U.S. Equities segment.

Javelin SEF

On November 1, 2016 the Company completed the acquisition of Javelin SEF, LLC (Javelin) for $2.2 million. Javelin is a swap execution facility that will integrate with Bats Hotspot in order to enable trading in non-deliverable forwards and operate within the Global FX segment under the new entity name, Bats Hotspot SEF, LLC.

(5) Severance

Subsequent to the Direct Edge Transaction, the Company determined that certain Direct Edge employees' positions were redundant. As such, the Company communicated employee termination benefits to these Direct Edge employees. Certain employees were terminated in 2014, while others were terminated in the first quarter of 2015.

The following is a summary of the employee termination benefits recognized within compensation and benefits in the consolidated statements of income (in millions):

	U.S. Equities
Balance at December 31, 2014	$ 12.5
Termination benefits accrued	0.7
Termination payments made	(12.6)
Balance at December 31, 2015	$ 0.6
Termination benefits accrued	—
Termination payments made	(0.6)
Balance at December 31, 2016	$ —

(6) Investments

Financial Investments

The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the consolidated statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	December 31, 2016			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 45.0	$ —	$ —	$ 45.0
Trading securities:				
U.S. Treasury securities	0.5	—	—	0.5
Total financial investments	$ 45.5	$ —	$ —	$ 45.5

	December 31, 2015			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 47.2	$ —	$ —	$ 47.2
Trading securities:				
U.S. Treasury securities	0.5	—	—	0.5
Total financial investments	$ 47.7	$ —	$ —	$ 47.7

(7) Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following for the years ended December 31, 2016, 2015 and 2014 (in millions):

	2016	2015	2014
Balance at beginning of period	$ 0.4	$ 0.3	$ 0.3
Additions:			
Charges to income, included in general and administrative expenses	0.1	0.2	0.3
Deductions:			
Charges for which reserves were provided	(0.3)	(0.1)	(0.3)
Balance at end of period	$ 0.2	$ 0.4	$ 0.3

(8) Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2016 and 2015 (in millions):

	2016	2015
Computer equipment and software	$ 62.4	$ 74.1
Office furniture and fixtures	2.2	2.2
Leasehold improvements	8.9	8.8
Total property and equipment	73.5	85.1
Less accumulated depreciation	(50.8)	(55.5)
Property and equipment, net	$ 22.7	$ 29.6

Depreciation expense was $14.6 million, $13.9 million and $18.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

(9) Goodwill and Intangible Assets, Net

The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities	Global FX	Total
Balance as of December 31, 2014	$ 253.5	$ 188.2	$ —	$ 441.7
Acquisition of goodwill	—	—	308.2	308.2
Changes in foreign currency exchange rates	—	(8.6)	—	(8.6)
Balance as of December 31, 2015	253.5	179.6	308.2	741.3
Acquisition of goodwill	8.5	—	—	8.5
Changes in foreign currency exchange rates	—	(30.2)	—	(30.2)
Balance as of December 31, 2016	$ 262.0	$ 149.4	$ 308.2	$ 719.6

The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Global FX	Corporate and Other	Total
Balance as of December 31, 2014	$ 115.1	$ 41.2	$ —	$ 0.2	$ 156.5
Acquisition of intangible assets	—	—	111.0	—	111.0
Amortization	(8.5)	(7.0)	(11.4)	—	(26.9)
Changes in foreign currency exchange rates	—	(1.6)	—	—	(1.6)
Balance as of December 31, 2015	106.6	32.6	99.6	0.2	239.0
Acquisition of intangible assets	3.5	—	1.0	—	4.5
Amortization	(8.0)	(4.8)	(14.4)	—	(27.2)
Changes in foreign currency exchange rates	—	(5.0)	—	—	(5.0)
Balance as of December 31, 2016	$ 102.1	$ 22.8	$ 86.2	$ 0.2	$ 211.3

For the years ended December 31, 2016, 2015 and 2014, amortization expense was $27.2 million, $26.9 million and $10.3 million, respectively. The estimated future amortization expense is $23.6 million for 2017, $19.6 million for 2018, $16.1 million for 2019, $13.1 million for 2020 and $9.0 million for 2021.

The following table presents the categories of intangible assets at December 31, 2016 and 2015 (in millions):

	December 31, 2016				December 31, 2015				Weighted Average
	U.S. Equities	European Equities	Global FX	Corporate and Other	U.S. Equities	European Equities	Global FX	Corporate and Other	Amortization Period (Years)
Trademarks and trade names	$ 3.9	$ 0.5	$ 15.3	$ —	$ 1.6	$ 0.6	$ 15.3	$ —	indefinite
Customer relationships	43.7	35.8	81.2	—	43.0	43.0	81.2	—	17.3
Noncompete agreements	3.9	—	1.9	—	3.9	—	1.9	—	2.3
Trading registrations and licenses	71.9	8.6	1.0	—	71.9	10.3	—	—	indefinite
Technology	0.5	—	12.6	—	—	—	12.6	—	4.1
Domain names	—	—	—	0.2	—	—	—	0.2	indefinite
Accumulated amortization	(21.8)	(22.1)	(25.8)	—	(13.8)	(21.3)	(11.4)	—	
	$ 102.1	$ 22.8	$ 86.2	$ 0.2	$ 106.6	$ 32.6	$ 99.6	$ 0.2	

The trading registrations and licenses of $81.5 million in U.S. Equities, European Equities and Global FX segments, the Trademark intangible asset of $17.6 million in the U.S. Equities and Global FX segments and the domain name intangible asset of $0.2 million in the Corporate and Other segment and are not subject to amortization.

(10) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2016 and 2015 (in millions):

	2016	2015
Accounts payable	$ 34.3	$ 42.9
Deferred income	1.9	1.5
Dividends payable	—	0.5
Accrued expenses	23.5	27.4
Accrued termination benefits	—	0.6
Accounts payable and accrued liabilities	$ 59.7	$ 72.9

(11) Debt

On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of Bats Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan was six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates and a three-year term, ending on December 19, 2015. The Company incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans.

Upon consummation of the acquisition of Direct Edge on January 31, 2014, the Company entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million (the 2014 Loan). The proceeds received from the 2014 Loan were used by the Company to extinguish the 2012 Loan, pay a dividend to the shareholders and for other corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished resulting in a loss of $13.6 million that was recorded in non-operating expense on the consolidated statement of income. The term of the 2014 Loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 400 basis points (375 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolver is 0.5%. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $8.3 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans.

Upon consummation of the Hotspot Acquisition, the Company amended its 2014 loan (the Amended 2014 Loan). The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. The impact of the amended terms on the present value of cash flows was less than 10%; therefore the amendment was accounted for as a modification. In addition, the Company entered into a new $150 million 3-year term loan (the 2015 Term Loan B-1) and a new $228 million 5-year term loan (the 2015 Term Loan B-2), both of which were funded immediately prior to the Hotspot transaction. The 2015 Term Loan B-1 has an interest rate based on 1-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount, or $1.5 million. The 2015 Term Loan B-2 has an interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount, or $2.3 million. In addition, the Company entered into a new $100 million revolving credit facility with an interest rate based on 1-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan. Debt issuance costs related to the new and restructured debt were $16.5 million, of which $0.2 million was expensed immediately and $6.6 million and $9.7 million were capitalized as debt issuance costs and additional debt discount, respectively, and was being amortized over the term of the loans.

In June 2016, the Company refinanced its term loan with a new seven-year $650 million term loan (the 2016 Term Facility). The 2016 Term Facility decreased the spread on the interest rate to, subject to compliance with a leverage ratio pricing grid, LIBOR plus 350 basis points, and includes 50 basis points of original issue discount. Under the 2016 Term Facility, the required annual amortization also decreased from 7.5% per annum to 1.0% per annum, calculated on the basis of the outstanding principal amount of the 2016 Term Facility. In addition to scheduled amortization payments, the Company may be required to make prepayments of principal based on a percentage of Excess Cash Flow, as defined in the 2016 Term Facility, or with 100% of the net cash proceeds of certain assets sales or debt incurrences. In addition, the Company entered into a new three-year $100 million revolving credit facility with an interest rate based on, subject to compliance with a leverage ratio grid, LIBOR plus 275 basis points, which includes an undrawn fee, subject to compliance with a leverage ratio grid, of 37.5 basis points, replacing the revolving credit facility under the Amended 2014 Loan. The impact of the amended terms on the present value of cash flows was greater than 10%; therefore, the amendment was accounted for as an extinguishment resulting in a loss of $17.6 million that was recorded within non-operating expenses in the consolidated statements of income.

As of December 31, 2016 and 2015, the Company's long-term debt consisted of the following (in millions):

	2016	2015
Term loan	$ 580.0	$ 698.7
Less: debt discount	(3.0)	(11.2)
Less: debt issuance cost	(10.5)	(9.9)
Revolving credit facility	—	—
Total debt	566.5	677.6
Less: current portion	(4.3)	(83.9)
Total long-term debt	$ 562.2	$ 593.7

The unamortized debt discount and debt issuance cost will be amortized as part of interest expense, net through June 30, 2023, the maturity date of the term loan.The effective interest rate was 4.0% at December 31, 2016. The effective interest rate on the Amended 2014 term loan was 5.5% for the year ended December 31, 2015.

The credit agreement for the term loan contains customary reporting requirements, events of default and affirmative and negative covenants, including a financial covenant not to exceed a maximum leverage ratio measured each quarter through the term of the loan, as further described in the credit agreement. The financial covenant places restrictions concerning the Company's ability to declare dividends and obtain additional financing, and requires that any proceeds from the sale of assets first be used to pay down the term loan. As of December 31, 2016 and 2015, the Company was in compliance with the terms of the credit arrangement for the term loan.

The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

As of December 31, 2016, aggregate minimum annual maturities of long-term debt are $6.5 million in 2017, 2018, 2019, 2020 and 2021. In addition to the minimum principal payments, the Company is required to pay additional principal payments based on an annual calculation of Excess Cash Flow, as defined by the 2016 Term Facility.

Interest expense recognized on the term loans and revolving loan is included in interest expense in the Corporate and other segment on the consolidated statements of income. For the years ended December 31, 2016, 2015 and 2014, it is as follows (in millions):

	2016	2015	2014
Components of interest expense:			
Contractual interest	$ 32.5	$ 39.9	$ 24.6
Amortization of debt discount	2.1	3.3	0.5
Amortization of debt issuance cost	2.7	3.5	2.3
Interest expense	$ 37.3	$ 46.7	$ 27.4

(12) Accumulated Other Comprehensive Income (Loss)

The following represents the changes in accumulated other comprehensive income (loss) by component, before tax (in millions):

	Foreign currency translation adjustment
Balance at December 31, 2014	$ 0.3
Other comprehensive loss	(12.4)
Tax effect on other comprehensive loss	1.9
Balance at December 31, 2015	(10.2)
Other comprehensive loss	(44.0)
Tax effect on other comprehensive loss	20.0
Balance at December 31, 2016	$ (34.2)

(13) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016 and 2015 (in millions):

	December 31, 2016			
	Total	Level 1	Level 2	Level 3
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 45.0	$ 45.0	$ —	$ —
Trading securities:				
U.S. Treasury securities	0.5	0.5	—	—
Total assets	$ 45.5	$ 45.5	$ —	$ —
Liabilities:				
Contingent consideration liability to related party	$ 61.8	—	—	$ 61.8
	$ 61.8	$ —	$ —	$ 61.8

	December 31, 2015			
	Total	Level 1	Level 2	Level 3
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 47.2	$ 47.2	$ —	$ —
Trading securities:				
U.S. Treasury securities	0.5	0.5	—	—
Total assets	$ 47.7	$ 47.7	$ —	$ —
Liabilities:				
Contingent consideration liability to related party	$ 65.4	—	—	$ 65.4
	$ 65.4	$ —	$ —	$ 65.4

The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Trading and Available-for-sale securities

Financial investments classified as trading and available-for-sale consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Contingent Consideration Liability

The Company entered into a contingent consideration arrangement with the purchase of Hotspot on March 13, 2015. The fair value of this liability at December 31, 2016 and 2015 was $61.8 million and $65.4 million, respectively. That value is based on estimates of discounted future cash payments under the tax sharing agreement, a significant unobservable input, and is considered a Level 3 measurement.

Instruments Measured at Fair Value on a Nonrecurring Basis

Certain assets, such as goodwill and intangible assets, are measured at fair value on a non-recurring basis. For goodwill, the process involves using a discounted cash flow method to determine the fair value of each reporting unit on a stand-alone basis. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. For the intangible assets, the process also involves using a discounted cash flow method to determine the fair value of each intangible asset. Impairment is measured as the difference between the fair value of the intangible asset and the carrying amount of the intangible asset. These measurements are considered Level 3 and these assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2016 and 2015, none of these assets were required to be recorded at fair value since no impairment losses were noted.

Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of December 31, 2016 and 2015 (in millions):

	December 31, 2016			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 85.8	$ 85.8	$ —	$ —
Restricted cash	1.8	1.8	—	—
Trading investments	0.5	0.5	—	—
Available-for-sale investments	45.0	45.0	—	—
Accounts receivable	125.3	—	125.3	—
Income taxes receivable	4.7	—	4.7	—
Other receivables	3.6	—	3.6	—
Total assets	$ 266.7	$ 133.1	$ 133.6	$ —
Liabilities:				
Accounts payable	$ 34.3	$ —	$ 34.3	$ —
Income taxes payable	57.2	—	57.2	—
Section 31 fees payable	101.2	—	101.2	—
Contingent consideration liability to related party	61.8	—	—	61.8
Long-term debt	566.5	—	566.5	—
Total liabilities	$ 821.0	$ —	$ 759.2	$ 61.8

	December 31, 2015			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 75.1	$ 75.1	$ —	$ —
Trading investments	0.5	0.5	—	—
Available-for-sale investments	47.2	47	—	—
Accounts receivable	131.0	—	131.0	—
Income taxes receivable	16.0	—	16.0	—
Other receivables	5.4	—	5.4	—
Total assets	$ 275.2	$ 122.8	$ 152.4	$ —
Liabilities:				
Accounts payable	42.9	$ —	$ 42.9	$ —
Section 31 fees payable	93.0	—	93.0	—
Contingent consideration liability to related party	65.4	—	—	65.4
Long-term debt	677.6	—	677.6	—
Total liabilities	$ 878.9	$ —	$ 813.5	$ 65.4

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, income tax receivable, other receivables, accounts payable, income tax payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

Long-term debt

The carrying amount of long-term debt approximates its fair value based on traded quotes at December 31, 2016 and 2015 and is considered a Level 2 measurement.

Information on Level 3 Financial Liabilities

The following table sets forth a summary of changes in the fair value of the Company's level 3 financial liabilities during the year ended December 31, 2016 and 2015, including a summary of unrealized (gains) losses during the period on the Company's Level 3 financial liabilities still held as of December 31, 2016.

	Level 3 Financial Assets and Financial Liabilities for the Year Ended December 31, 2016						
	Balance at Beginning of Period	Realized (gains) losses during period	Unrealized (gains) losses during period	Purchases/ issuances	Settlements	Transfers in or (out) of Level 3	Balances at end of period
Liabilities							
Contingent consideration liability to related party	65.4	—	3.0	—	(6.6)	—	61.8
Total Liabilities	$ 65.4	$ —	$ 3.0	$ —	$ (6.6)	$ —	$ 61.8

	Level 3 Financial Assets and Financial Liabilities for the Year Ended December 31, 2015						
	Balance at Beginning of Period	Realized (gains) losses during period	Unrealized (gains) losses during period	Purchases/ issuances	Settlements	Transfers in or (out) of Level 3	Balances at end of period
Liabilities							
Contingent consideration liability to related party	—	—	2.8	62.6	—	—	65.4
Total Liabilities	$ —	$ —	$ 2.8	$ 62.6	$ —	$ —	$ 65.4

(14) Segment Reporting

The Company operates under four reportable segments: U.S. Equities, European Equities, U.S. Options and Global FX. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

- The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading and DE Route. It also includes the listings business where ETPs are listed on BZX and the recenty recently acquired ETF.com. The Company acquired Direct Edge on January 31, 2014. As of January 12, 2015, the Company ceased routing transactions through DE Route.

- The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE, BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETPs can be listed on BTL.

- The U.S. Options segment includes the listed equity options transaction services that occur on BZX and EDGX. It also includes the listed equity options routed transaction services that occur on Trading.

- The Global FX segment includes institutional spot FX services that occur on the Hotspot platform. The Company acquired Hotspot on March 13, 2015 and Bats Hotspot SEF, a swap execution facility, on November 1, 2016.

Summarized financial data of the Company's reportable segments was as follows (in millions):

	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
2016:						
Revenues	$ 1,450.5	$ 106.7	$ 271.3	$ 40.0	$ —	$ 1,868.5
Revenues less cost of revenues	284.5	68.4	43.0	40.0	—	435.9
Depreciation and amortization	17.3	6.0	2.1	16.4	—	41.8
Operating income (loss)	195.0	32.9	16.0	(3.3)	(10.6)	230.0
Total assets	435.3	226.3	21.8	767.6	(117.7)	1,333.3
Goodwill	262.0	149.4	—	308.2	—	719.6
Intangible assets, net	102.1	22.8	—	86.2	0.2	211.3
Debt	—	—	—	—	566.5	566.5
Purchases of property and equipment	5.1	2.4	0.5	0.5	—	8.5
2015:						
Revenues	$ 1,386.8	$ 117.9	$ 242.2	$ 31.8	$ —	$ 1,778.7
Revenues less cost of revenues	259.4	67.1	26.1	31.8	—	384.4
Depreciation and amortization	18.6	8.3	1.6	12.3	—	40.8
Operating income (loss)	149.2	31.9	9.8	(6.6)	(2.0)	182.3
Total assets	475.5	267.0	21.8	440.9	101.8	1,307.0
Goodwill	253.5	179.6	—	308.2	—	741.3
Intangible assets, net	106.6	32.6	—	99.6	0.2	239.0
Debt	—	—	—	—	677.6	677.6
Purchases of property and equipment	7.0	1.3	—	5.6	—	13.9
2014:						
Revenues	$ 1,234.5	$ 99.1	$ 124.6	$ —	$ —	$ 1,458.2
Revenues less cost of revenues	224.3	66.4	16.8	—	—	307.5
Depreciation and amortization	19.9	7.6	0.9	—	—	28.4
Operating income (loss)	83.0	30.4	8.3	—	(2.1)	119.6
Total assets	704.9	283.0	6.2	—	6.0	1,000.1
Goodwill	253.5	188.2	—	—	—	441.7
Intangible assets, net	115.1	41.2	—	—	0.2	156.5
Debt	—	—	—	—	467.9	467.9
Purchases of property and equipment	24.4	0.8	—	—	—	25.2

Geographic Data

The following table presents revenues and long-lived assets, net by geographic area for 2016, 2015 and 2014 (in millions). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2016:		
United States	$ 1,761.8	$ 777.7
United Kingdom	106.7	175.9
Total	$ 1,868.5	$ 953.6
2015:		
United States	$ 1,660.8	$ 793.5
United Kingdom	117.9	216.4
Total	$ 1,778.7	$ 1,009.9
2014:		
United States	$ 1,359.1	$ 396.0
United Kingdom	99.1	231.2
Total	$ 1,458.2	$ 627.2

(15) Employee Benefit Plan

In 2014, the Company began offering a 401(k) retirement plan eligible to all U.S. employees not eligible for the Direct Edge 401(k) plan. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. In 2014, the Company also administered the legacy Direct Edge 401(k) retirement plan eligible to all Direct Edge employees. The Company matched employee contributions to this plan dollar for dollar of up to six percent, capped at $9,000. The Company's contribution amounted to $2.0 million for the year ended December 31, 2016 and $1.7 million for both the years ended December 31, 2015 and 2014. This expense is included in compensation and benefits in the consolidated statements of income.

BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.5 million, for each of the years ended December 31, 2016, 2015 and 2014. This expense is included in compensation and benefits in the consolidated statements of income.

(16) Related Party Transactions

Certain affiliates of stockholders of Bats conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

Certain affiliates of stockholders of Bats also own certain percentages of the term loans outstanding. As of December 31, 2016 and 2015, $89.9 and $62.0 million, respectively, of the Company's outstanding term loans is held by related parties.

(17) Regulatory Capital

As broker-dealers registered with the SEC, Trading is, and through January 9, 2015 DE Route was, subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading and DE Route compute their net capital requirements under the basic method provided for in Rule 15c3-1.

As of December 31, 2016 and 2015, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2016 and 2015, Trading had net capital of $12.6 million and $2.3 million, respectively, which was $12.1 million and $1.8 million, respectively, in excess of its required net capital of $0.4 million and $0.5 million, respectively.

As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $15.7 million at December 31, 2016 and $17.2 million at December 31, 2015. At December 31, 2016 and 2015, BTL had capital in excess of its required CRR of $18.8 million and $15.0 million, respectively.

As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2016 and December 31, 2015, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At both December 31, 2016 and 2015, Chi-X Europe had capital in excess of its required CRR of $0.4 million.

As a swap execution facility regulated by the U.S. Commodity Futures Tranding Commission (CFTC), Bats Hotspot SEF, LLC is required to meet two capital adequacy tests, (i) net assets must be greater than twelve months of operating expenses and cash and (ii) other liquid assets must be greater than six months of operating expense. As of December 31, 2016, Bats Hotspot SEF, LLC had annual operating expenses of $1.9 million and net assets of $3.2 million, meeting the net asset test. As of December 31, 2016, its liquid assets were $2.3 million, which met the six month operating expense requirement of $0.9 million.

(18) Equity

Distributions

During 2014, in accordance with the Direct Edge Transaction, the Company paid working capital distributions to stockholders of the Company prior to the Direct Edge Transaction of $1.19 per share. In addition, during 2014, the board of directors declared cash dividends of $1.50 per share, of which, $0.05 per share was paid in 2015. During 2016, the board of directors declared and paid cash dividends totaling $0.16 per share.

The following table summarized the cash distributions declared by class of stock during the years ended December 31, 2014 (in millions):

Common Stock				
Voting	Non-voting	Class A non-voting	Class B non-voting	Total
$ 188.8	$ 0.7	$ 13.5	$ 18.2	$ 221.2

The following table summarized the cash dividends declared by class of stock during the year ended December 31, 2016 (in millions):

Common Stock				
Voting	Non-voting	Class A non-voting	Class B non-voting	Total
$ 14.9	$ 0.5	$ —	$ —	$ 15.4

Stock-Based Compensation

The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $8.3 million, $5.9 million and $1.9 million for the years ended December 31, 2016, 2015 and 2014, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

There are four equity incentive plans pursuant to which stock options and restricted stock have been granted: the Bats Global Markets, Inc. 2009 Stock Option Plan (2009 Plan), the Third Amended and Restated Bats Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan), the Bats Global Markets, Inc. 2016 Omnibus Incentive Plan (Omnibus Plan) and the Bats Global Markets, Inc. Non-Employee Directors Compensation Plan (Directors Plan). Options and restricted stock granted under these plans generally vest over four years except for the Directors Plan, which generally vest over one year. Options granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Plan, 2012 Plan, Omnibus Plan and Directors Plan, the Company is authorized to grant restricted stock or stock options up to 6,388,663, 3,710,250, 4,074,000 and 291,000 shares, respectively.

No new awards may be made under the 2009 Plan or the 2012 Plan. The Company has adopted the Omnibus Plan and Directors Plan for future awards.

Stock Options

As a result of the Company's registration statement in its 2016 initial public offereing becoming effective and pursuant to the 2009 Plan, all unvested stock options granted under the 2009 Plan would become fully vested one year after the effectiveness of the Company's registration statement. The Company recorded $0.3 million in stock-based compensation expense for the year ended December 31, 2016 as a result of the vesting acceleration of outstanding unvested stock options granted under the 2009 Plan.

During 2014, in connection with the acquisition of Direct Edge, the Company modified the quantity and the exercise prices of outstanding stock options pursuant to the anti-dilutive provisions of the 2009 Plan. The quantity was increased by approximately 8% and the exercise prices were reduced by 15-20% depending on the exercise prices.

Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2013	1,424,044	$ 9.73	5.8	$ 2,825,771
Modification	119,121			
Granted	638,856	12.52		
Exercised	(120,698)	11.58		517,683
Outstanding, December 31, 2014	2,061,323	$ 9.52	6.4	$ 6,183,786
Exercised	(115,285)	8.67		
Outstanding, December 31, 2015	1,946,038	$ 9.57	5.5	$ 12,098,084
Exercised	(359,183)	7.73		
Outstanding and expected to vest, December 31, 2016	1,586,855	$ 9.97	4.9	$ 37,348,144
Exercisable at December 31, 2016	1,267,424	$ 9.33	4.1	$ 30,643,288

The Company estimated the grant date fair value of options awarded during 2014 using the Black-Scholes valuation model with the following assumptions:

	2014
Expected term (in years)	6.25
Expected volatility	34.0 %
Expected dividends	None
Risk-free rate	1.93 %
Weighted-average fair value at grant date	$ 4.64
Forfeiture rate	— %

Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant-date fair value
December 31, 2013—Nonvested	—	$ —
Granted	638,855	4.64
December 31, 2014—Nonvested	638,855	4.64
Vested	(159,709)	4.64
December 31, 2015—Nonvested	479,146	4.64
Vested	(159,715)	4.64
December 31, 2016—Nonvested	319,431	4.64

Cash proceeds received from 9,460, 7,277 and 3,637 options exercised for the years ended December 31, 2016, 2015 and 2014, respectively, was $0.1 million for each period. During 2015 and 2014, the Company purchased 79,888, and 89,311 treasury shares for $0.4 million and $1.0 million, respectively, as the result of 108,008 and 117,061 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise.

Restricted Stock

Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2014	819,766	$ 12.36
Granted	483,924	15.77
Vested	(406,658)	12.33
Forfeited	(9,254)	12.43
Nonvested stock at December 31, 2015	887,778	14.23
Granted	876,837	19.32
Vested	(310,618)	13.89
Forfeited	(10,297)	22.14
Nonvested stock at December 31, 2016	1,443,700	$ 17.34

The total unrecognized compensation expense related to nonvested restricted stock is approximately $21.5 million, which will be recognized over a weighted average remaining period of 2.7 years.

During 2016, 2015 and 2014, the Company purchased 116,700, 146,609, and 28,597 treasury shares respectively for $3.6 million, $2.3 million and $0.3 million, respectively, as the result of 310,618, 406,658 and 135,565 shares of restricted stock vesting, respectively, to satisfy the employee income tax withholdings upon vesting.

During 2016, 2015 and 2014, the Company paid $0.6 million, $0.9 million and $0.7 million for dividends, respectively, previously declared upon vesting of restricted stock.

Employee Stock Purchase Plan

Effective July 1, 2016, the Company implemented an Employee Stock Purchase Program (ESPP). Shares of the Company's common stock may be purchased by employees in six month intervals at 90% of fair market value at the beginning or end of the offering period, whichever is lower. At December 31, 2016, 25,664 shares were purchased under the ESPP. For the year ended December 31, 2016, $0.1 million in expense was included in compensation and benefits in the consolidated statements of income related to the ESPP.

Share Repurchase Program

During 2012, the Company approved a Share Repurchase Program (the SRP) as a way for employees to liquidate shares acquired through exercise of stock options or vesting of restricted stock. The SRP was effective for the periods ending on December 31, 2015 and 2014. During 2015 and 2014, the Company repurchased 66,022, and 47,811 shares, respectively into treasury for $1.0 million and $0.6 million, respectively.

(19) Income Taxes

Net deferred tax liabilities consist of the following components as of December 31, 2016 and 2015 (in millions):

	2016	2015
Deferred tax assets:		
Stock-based compensation	$ 4.7	$ 4.4
Bad debts	0.1	0.1
Other assets	2.0	1.2
Intangible start-up costs	0.2	0.2
Unrecognized tax benefits	7.4	4.2
Net operating losses and credit carryforwards	—	4.2
Foreign currency translation loss	—	3.0
Total deferred tax assets	14.4	17.3
Deferred tax liabilities:		
Goodwill and other intangibles	22.0	19.9
Property and equipment	1.1	2.7
Prepaid expenses	0.8	1.1
Foreign equity earnings	—	0.4
Total deferred tax liabilities	23.9	24.1
Net deferred tax liabilities	$ (9.5)	$ (6.8)

The income tax provision for the years ended December 31, 2016, 2015 and 2014 consists of the following (in millions):

	2016	2015	2014
Current tax expense:			
Federal	$ 106.4	$ 32.7	$ 21.1
State	19.4	9.5	5.4
Foreign	7.3	7.4	—
Total current tax expense	133.1	49.6	26.5
Deferred income tax expense:			
Federal, state and foreign	(63.3)	6.9	4.6
Total deferred income tax expense	(63.3)	6.9	4.6
Income tax provision	$ 69.8	$ 56.5	$ 31.1

For the years ended December 31, 2016, 2015, and 2014, income before income tax provision consists of the following (in millions):

	2016	2015	2014
U.S. operations	$ 142.2	$ 105.3	$ 48.8
Foreign operations	36.6	33.4	31.5
	$ 178.8	$ 138.7	$ 80.3

Income tax expense (benefit) attributable to income before income tax provision consists of (in millions):

	Current	Deferred	Total
Year ended December 31, 2016			
U.S. federal	$ 106.4	$ (60.3)	$ 46.1
State and local	19.4	(2.7)	16.7
Foreign jurisdictions	7.3	(0.3)	7.0
	$ 133.1	$ (63.3)	$ 69.8
Year ended December 31, 2015			
U.S. federal	$ 32.7	$ 6.9	$ 39.6
State and local	9.5	0.8	10.3
Foreign jurisdictions	7.4	(0.8)	6.6
	$ 49.6	$ 6.9	$ 56.5
Year ended December 31, 2014			
U.S. federal	$ 21.1	$ (0.9)	$ 20.2
State and local	5.4	0.6	6.0
Foreign jurisdictions	—	4.9	4.9
	$ 26.5	$ 4.6	$ 31.1

The following table shows the tax effects to additional paid-in capital and other comprehensive loss (in millions):

	Year ended December 31		
	2016	2015	2014
Excess tax benefit (expense) related to stock-based compensation	$ —	$ 1.0	$ 0.1
Income tax benefit to other comprehensive loss	(20.0)	(1.9)	(5.7)

The Company previously elected to treat BTL and Chi X Europe as flow through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi X Europe have been treated as branches of the Company, and taxable income or loss reported by BTL and Chi X Europe have been included in the U.S. federal income tax return of the Company. On December 31, 2016, the Company restructured its foreign operations (the "Restructuring") through an intercompany transaction. The net tax effect of this intercompany transaction is deferred in consolidation and recorded as a deferred charge of $90.1 million on the consolidated statement of financial condition. The Restructuring will result in the earnings of BTL and Chi-X Europe being deferred from U.S. taxation until repatriation.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2016, 2015 and 2014 due to the following (in millions):

	2016		2015		2014	
Computed "expected" tax provision	$ 62.6	35.0 %	$ 48.6	35.0 %	$ 28.1	35.0 %
Increase (decrease) in income tax resulting from:						
Nondeductible expenses	2.7	1.5	0.8	0.6	0.2	0.2
Section 199 benefits	(3.2)	(1.8)	(2.1)	(1.5)	(1.3)	(1.6)
State income taxes	13.2	7.4	7.8	5.7	5.0	6.2
Equity awards	(4.8)	(2.7)	—	—	—	—
Other	(0.7)	(0.4)	1.4	0.9	(0.9)	(1.1)
Income tax provision	$ 69.8	39.0 %	$ 56.5	40.7 %	$ 31.1	38.7 %

The effective tax rate for 2016 was 39.0% compared to 40.7% in 2015 and 38.7% in 2014. The effective tax rate increased from 2014 to 2015 due to higher non-deductible expenses and an increase in foreign taxes and decreased from 2015 to 2016 due to the tax benefit of equity awards partially offset by increased state tax expense and non-deductible expenses.

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2016, 2015 and 2014 is as follows (in millions):

	Year ended December 31		
	2016	2015	2014
Balance at beginning of year	$ 12.0	$ 7.9	$ 6.0
Additions for acquired entities	—	—	0.5
Additions for current year tax positions	9.3	3.5	2.1
Additions for prior year tax positions	0.5	1.2	1.0
Reductions for prior year tax positions	—	(0.2)	(0.3)
Reductions related to expirations of statute of limitations	(0.5)	(0.4)	(0.3)
Settlements	(0.3)	—	(1.1)
Balance at end of year	$ 21.0	$ 12.0	$ 7.9

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $3.9 million and $0.6 million within the next twelve months due to potential tax examination adjustments and expiring statutes of limitation, respectively.

At December 31, 2016 and 2015, the Company had $15.5 million and $9.0 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $1.9 million and $1.2 million related to uncertain tax positions at December 31, 2016 and 2015. Total interest and penalties increased by $0.7 million in 2016 and $0.5 million in 2015.

The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are generally 2013 through 2016. The Company is currently under a U.S. federal income tax examination for tax years 2014 and 2015 and in certain states for certain subsidiaries. The Company has petitioned the Tax Court for a redetermination of an IRS deficiency for tax years 2011 through 2013 related to its Section 199 claim. The Company believes the aggregate amount of any additional liabilities that may result from this examination, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(20) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data):

	2016	2015	2014
Numerator:			
Net income	$ 109.0	$ 82.2	$ 49.2
Denominator:			
Weighted average common shares outstanding for basic earnings per share	94.8	94.6	92.2
Weighted average effect of dilutive securities:			
Stock options and restricted stock	1.8	0.4	0.5
Denominator for diluted earnings per share	96.6	95.0	92.7
Basic and diluted earnings per share:			
Basic earnings per share	$ 1.15	$ 0.87	$ 0.53
Diluted earnings per share	$ 1.13	$ 0.87	$ 0.53

Stock options to purchase and restricted stock of 0.2 million shares at December 31, 2015 and 2014 were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method. There were no anti-dilutive shares at December 31, 2016.

(21) Commitments, Contingencies and Guarantees

Operating Leases

The Company leases office and data center space under non-cancelable operating leases with third parties. Some leases contain renewal options and escalation clauses based on increases in property taxes and building operating costs.

In October 2012 and amended in November 2013, the Company entered into a ten year lease agreement for office space in New York, with the one-time option to cancel the lease after five years.

In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional five years.

In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

In April 2015, the Company extended its lease for the primary data center in Slough, U.K. for five years.

In October 2015, the Company extended its lease at its London office through December 2017.

In July 2016, the Company extended its lease at its U.S. headquarters through June 2027 with two 5 year renewal options.

In November 2016, the company entered into a contract to lease new office space for the London office. This lease is for ten years, commencing April 2017, with a one-time option to cancel the lease after five years.

Future annual minimum lease commitments under these operating leases as of December 31, 2016, are as follows (in millions):

2017	$ 4.6
2018	5.0
2019	4.0
2020	3.2
2021	2.5
Thereafter	13.6
Total	$ 32.9

Rent expense was $2.8 million, $3.1 million and $4.2 million, for the years ended December 31, 2016, 2015 and 2014, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income. Other operating lease expense included $1.6 million, $1.7 million and $2.5 million recorded in systems and data communication for the years ended December 31, 2016, 2015 and 2014, respectively, and $6.0 million and $5.6 million recorded in general and administrative for the years ended December 31, 2015 and 2014, respectively.

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Legal costs related to the various proceedings are recognized as incurred in professional and contract services.

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a United States-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015 and its appeal brief on January 7, 2016. Respondent's brief was filed on April 7, 2016 and oral argument was held on August 24, 2016. Following oral argument, the Court issued an order requesting that the Security and Exchange Commission ("SEC") submit an amicus brief on whether the District Court had jurisdiction and whether the Exchanges have immunity in the claims alleged. The SEC filed its amicus brief with the Court on November 28, 2016 and Plaintiff and the Appellees filed their respective supplemental response briefs on December 12, 2016. Given the preliminary nature of the proceedings, the Company is unable to estimate what, if any, liability may result from this litigation. However, the Company believes that the claims are without merit and intends to litigate the matter vigorously.

On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system—(i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016. On September 23, 2016, the Court filed a Judgment affirming the District Court's dismissal of all three class action lawsuits. Appellant thereafter filed a petition for a rehearing before the panel or the entire appellate court on October 7, 2016. On November 4, 2016, the Court denied the Appellant's petition for a rehearing en banc.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

Following the announcement of the sale of Bats to CBOE Holdings, Inc. ("CBOE"), a number of law firms have issued press releases seeking plaintiffs to assert that the sale of Bats to CBOE is not fair to the persons or entities that purchased Bats stock prior to September 26, 2016. Specifically: (i) on November 17, 2016, WeissLaw LLP, on behalf of Stephen Bushansky, delivered to Bats a Demand for Inspection of Books and Records of Bats Pursuant to 8 Del. C. §220. The parties entered into a Settlement Agreement as of December 20, 2016, wherein Bats agreed to file specified disclosures with the SEC and pay fees and expenses in the amount of $175,000; and (ii) on December 12, 2016, Monteverde & Associates PC, on behalf of Seung Kim, filed a Class Action Complaint in the United States District Court of Kansas, asserting that in connection with the sale to CBOE, the merger consideration is insufficient and undervalues Bats' shares and that Bats filed a materially incomplete and misleading Definitive Proxy Statement ("Proxy Statement"). On January 13, 2017, the Court stipulated an order dismissing the action following Bats' agreement to file additional disclosures in the Proxy Statement with the SEC and pay fees and expenses in the amount of $350,000.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, Bats Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority ("FINRA"), and BTL and Chi-X Europe are subject to regulatory oversight in the United Kingdom by the FCA. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with the federal securities laws as well as the Company's members' compliance with the federal securities laws.

Guarantees

The Company uses Wedbush Securities, Morgan Stanley and Merrill Lynch (collectively, affiliates of stockholders of the Company) to clear its routed cash equities transactions. Wedbush Securities, Morgan Stanley and Merrill Lynch guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms of routed cash equities transactions, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

The Company's equity method investment, EuroCCP, has entered into a Liquidity Facililty with ABN Amro Clearing Bank N.V. (AACB). Based on the shareholders' agreement with EuroCCP, the Company has provided a guarantee to AACB of up to €6 million. The Company believes that any potential requirement for the Company to make payments under this guarantee is remote and accordingly, has not recorded any liability in the consolidated financial statements for this guarantee.

(22) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 through February 27, 2016, the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the consolidated financial statements as of and for the year ended December 31, 2016

Bats BZX Exchange, Inc.

Financial Statements

December 31, 2016

(With Independent Auditors' Report Thereon)

Bats BZX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats BZX Exchange, Inc.:

We have audited the accompanying financial statements of Bats BZX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bats BZX Exchange, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 30, 2017

Bats BZX Exchange, Inc.

Statement of Financial Condition

December 31, 2016

(In thousands)

Assets

Current assets:		
Accounts receivable, including $5,511 from related parties	$	44,829
Other receivables		2,395
Total current assets		47,224
Property and equipment, net		229
Deferred income taxes		4,351
Other assets		1,183
Total assets	$	52,987

Liabilities and Stockholder's Deficit

Current liabilities:		
Accounts payable and accrued liabilities, including $1,171 to related parties	$	20,896
Section 31 fees payable		35,729
Intercompany payable		66,706
Other current liabilities		425
Total current liabilities		123,756
Unrecognized tax benefits		7,343
Other liabilities		27
Stockholder's deficit:		
Accumulated deficit		(78,139)
Total stockholder's deficit		(78,139)
Total liabilities and stockholder's deficit	$	52,987

See accompanying notes to financial statements.

Bats BZX Exchange, Inc.

Statement of Income

Year ended December 31, 2016

(In thousands)

Revenues:		
Transaction fees, including $102,722 from related parties	$	612,462
Regulatory transaction fees, including $21,190 from related parties		107,862
Market data fees, including $627 from related parties		52,954
Connectivity fees and other, including $5,187 from related parties		34,518
Total revenues		807,796
Cost of revenues:		
Liquidity payments, including $107,138 to related parties		535,824
Section 31 fees		107,862
Routing and clearing		25,733
Total cost of revenues		669,419
Revenues less cost of revenues		138,377
Operating expenses:		
Compensation and benefits		18,967
Systems and data communication		3,857
Depreciation		487
Occupancy		563
Professional and contract services		1,456
Regulatory costs		4,356
Management fee		4,555
General and administrative		4,435
Total operating expenses		38,676
Operating income		99,701
Non-operating income:		
Interest income		5
Income before income tax provision		99,706
Income tax provision		38,153
Net income	$	61,553

See accompanying notes to financial statements.

Bats BZX Exchange, Inc.
Statement of Changes in Stockholder's Deficit
Year ended December 31, 2016
(In thousands)

	Accumulated deficit	Total stockholder's deficit
Balance at December 31, 2015	$ (5,920)	$ (5,920)
Distribution to Parent	(133,772)	(133,772)
Net income	61,553	61,553
Balance at December 31, 2016	$ (78,139)	$ (78,139)

See accompanying notes to financial statements.

Bats BZX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2016

(In thousands)

Cash flows from operating activities:		
Net income	$	61,553
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		487
Deferred income taxes		(818)
Changes in assets and liabilities:		
Receivables, including $14,081 from related parties		4,201
Intercompany payable		(67,272)
Other assets		(183)
Accounts payable and accrued liabilities, including $(8,538) to related parties		(3,122)
Unrecognized tax benefits		2,728
Section 31 fees payable		2,497
Other liabilities		(71)
Net cash provided by operating activities		-
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	133,772

See accompanying notes to financial statements.

(1) Nature of Operations

Bats BZX Exchange, Inc. (the Company or Bats), a wholly owned subsidiary of Bats Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs) and provides market data products to its member firms.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits and the receivable for market data fees.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

(d) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(e) ***Property and Equipment, Net***

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(f) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically with the overall intercompany settlement in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book

(In thousands)

(the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

Connectivity Fees

Connectivity fees are generated primarily from logical and physical connectivity services related to the Company's electronic market. Connectivity fees are earned and recognized on a monthly basis.

(3) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2016:

Accounts payable	$ 15,981
Unrecognized tax benefits - current portion	4,364
Accrued liabilities	551
	$ 20,896

(continued)

(In thousands)

(4) Related Party Transactions

Certain affiliates of stockholders of the Parent conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements is $25,733 and is included in routing and clearing in the statement of income.

The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2016:

Compensation and benefits	$	18,967
Systems and data communication		2,693
Occupancy		563
Professional and contract services		1,456
Regulatory costs		115
Management fee		4,555
General and administrative		4,676
	$	33,025

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2016:

Deferred tax assets:		
Deferred revenue	$	177
Property and equipment		197
Intangible assets		173
Other assets		24
Unrecognized tax benefits		3,780
Total deferred tax assets	$	4,351

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

(continued)

(In thousands)

The income tax provision for the year ended December 31, 2016 consists of the following:

Current tax expense:		
Federal	$	30,606
State		8,233
Total current tax expense		38,839
Deferred income tax (benefit) expense:		
Federal		(696)
State		10
Income tax provision	$	38,153

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2016 due to the following:

Computed "expected" tax provision	$	34,897	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(1,522)	-1.5%
State income taxes		3,939	4.0%
Change of unrecognized tax benefits		1,437	1.4%
Other		(598)	-0.6%
Income tax provision	$	38,153	38.3%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2016 is as follows:

Balance at beginning of year	$	8,025
Additions for current year tax positions		2,341
Additions for prior year tax positions		273
Reductions for prior year tax positions		(8)
Reductions related to expirations of statute of limitations		(366)
Settlements		(53)
Balance at end of year	$	10,212

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $3,300 and $457 within the next twelve months due to tax authority examination adjustments and expiring statutes of limitation, respectively.

(continued)

(In thousands)

At December 31, 2016, the Company had $7,931 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $1,495 related to uncertain tax positions at December 31, 2016. Total interest and penalties increased $541 in 2016.

The Company's open tax years are generally 2013 through 2016. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(6) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 through May 30, 2017, the date the financial statements were issued.

On February 28, 2017, the Parent was acquired by CBOE Holdings in a cash and stock transaction valued at approximately $3.2 billion.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2016.

Bats BYX Exchange, Inc.

Financial Statements

December 31, 2016

(With Independent Auditors' Report Thereon)

Bats BYX Exchange, Inc.

Table of Contents

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats BYX Exchange, Inc.:

We have audited the accompanying financial statements of Bats BYX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bats BYX Exchange, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 30, 2017

Bats BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2016
(In thousands)

Assets		
Current assets:		
Accounts receivable, including $2,877 from related parties	$	17,284
Total current assets		17,284
Deferred income taxes		1,235
Other assets		68
Total assets	$	18,587
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable and accrued liabilities, including $41 to related parties	$	4,460
Section 31 fees payable		18,573
Intercompany payable		21,716
Other current liabilities		328
Total current liabilities		45,077
Unrecognized tax benefits		2,249
Stockholder's deficit:		
Accumulated deficit		(28,739)
Total stockholder's deficit		(28,739)
Total liabilities and stockholder's deficit	$	18,587

See accompanying notes to financial statements.

Bats BYX Exchange, Inc.

Statement of Income

Year ended December 31, 2016

(In thousands)

Revenues:		
Transaction fees, including $41,239 from related parties	$	152,661
Regulatory transaction fees, including $11,157 from related parties		53,793
Market data fees, including $246 from related parties		22,739
Connectivity fees and other, including $2,519 from related parties		14,589
Total revenues		243,782
Cost of revenues:		
Liquidity payments, including $23,010 to related parties		129,104
Section 31 fees		53,793
Routing and clearing		7,772
Total cost of revenues		190,669
Revenues less cost of revenues		53,113
Operating expenses:		
Compensation and benefits		7,488
Systems and data communication		2,161
Depreciation		106
Occupancy		201
Professional and contract services		529
Regulatory costs		1,929
Management fee		1,792
General and administrative		1,928
Total operating expenses		16,134
Operating income		36,979
Non-operating income:		
Loss on disposal of assets		(36)
Income before income tax provision		36,943
Income tax provision		14,214
Net income	$	22,729

See accompanying notes to financial statements.

Bats BYX Exchange, Inc.

Statement of Changes in Stockholder's Equity (Deficit)

Year ended December 31, 2016

(In thousands)

	Accumulated deficit	Total stockholder's equity (deficit)
Balance at December 31, 2015	$ 7,764	$ 7,764
Distribution to Parent	(59,232)	(59,232)
Net income	22,729	22,729
Balance at December 31, 2016	$ (28,739)	$ (28,739)

See accompanying notes to financial statements.

Bats BYX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2016

(In thousands)

Cash flows from operating activities:		
Net income	$	22,729
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		106
Deferred income taxes		(268)
Loss on disposal of property and equipment		36
Changes in assets and liabilities:		
Receivables, including $4,889 from related parties		(116)
Intercompany payable		(25,833)
Other assets		(68)
Accounts payable and accrued liabilities, including $(1,531) to related parties		(780)
Unrecognized tax benefits		977
Section 31 fees payable		3,237
Other liabilities		(20)
Net cash provided by operating activities		-
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	53,232

See accompanying notes to financial statements.

(1) Nature of Operations

Bats BYX Exchange, Inc. (the Company or Bats), a wholly owned subsidiary of Bats Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

(d) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(e) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(f) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically with the overall intercompany settlement in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "taker-maker" pricing model, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

(In thousands)

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

Connectivity Fees

Connectivity fees are generated primarily from logical and physical connectivity services related to the Company's electronic market. Connectivity fees are earned and recognized on a monthly basis.

(3) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2016:

Accounts payable	$	3,748
Unrecognized tax benefits - current portion		712
	$	4,460

(4) Related Party Transactions

Certain affiliates of stockholders of the Parent conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense

(In thousands)

associated with these arrangements is $7,772 and is included in routing and clearing in the statement of income.

The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries for the year ended December 31, 2016:

Compensation and benefits	$	7,488
Systems and data communication		1,391
Occupancy		201
Professional and contract services		529
Regulatory costs		71
Management fee		1,792
General and administrative		1,926
	$	13,398

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2016:

Deferred tax assets:		
Deferred revenue	$	129
Start-up expenditures		122
Property and equipment		28
Unrecognized tax benefits		955
Other		1
Total deferred tax assets	$	1,235

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2016 consists of the following:

Current tax expense:		
Federal	$	11,409
State		3,023
Total current tax expense		14,432
Deferred income tax (benefit) expense:		

(continued)

(In thousands)

Federal		(231)
State		13
Income tax provision	$	14,214

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2016 due to the following:

Computed "expected" tax provision	$	12,930	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(544)	-1.5%
State income taxes		1,477	4.0%
Change of unrecognized tax benefits		511	1.4%
Other		(160)	-0.4%
Income tax provision	$	14,214	38.5%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2016 is as follows:

Balance at beginning of year	$	1,827
Additions for current year tax positions		865
Additions for prior year tax positions		94
Reductions for prior year tax positions		(3)
Reductions related to expirations of statute of limitations		(83)
Settlements		(12)
Balance at end of year	$	2,688

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $549 and $89 within the next twelve months due to tax authority examination adjustments and expiring statutes of limitation, respectively.

At December 31, 2016, the Company had $2,007 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $273 related to uncertain tax positions at December 31, 2016. Total interest and penalties increased $116 in 2016.

The Company's open tax years are generally 2013 through 2016. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(continued)

(In thousands)

(6) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 through May 30, 2017, the date the financial statements were issued.

On February 28, 2017, the Parent was acquired by CBOE Holdings in a cash and stock transaction valued at approximately $3.2 billion.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2016.

Bats EDGA Exchange, Inc.

Financial Statements

December 31, 2016

(With Independent Auditors' Report Thereon)

Bats EDGA Exchange, Inc.

Table of Contents

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats EDGA Exchange, Inc.:

We have audited the accompanying financial statements of Bats EDGA Exchange, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bats EDGA Exchange, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 30, 2017

Bats EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2016
(In thousands)

Assets

Current assets:		
Accounts receivable, including $1,678 from related parties	$	10,295
Intercompany receivable		12,902
Total current assets		23,197
Deferred income taxes		698
Other assets		70
Total assets	$	23,965

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	72
Section 31 fees payable		11,495
Other current liabilities		308
Total current liabilities		11,875
Unrecognized tax benefits		1,825
Stockholder's equity:		
Retained earnings		10,265
Total stockholder's equity		10,265
Total liabilities and stockholder's equity	$	23,965

See accompanying notes to financial statements.

Bats EDGA Exchange, Inc.

Statement of Income

Year ended December 31, 2016

(In thousands)

Revenues:		
Transaction fees, including $14,833 from related parties	$	52,316
Regulatory transaction fees, including $7,825 from related parties		34,336
Market data fees, including $207 from related parties		16,099
Connectivity fees and other, including $2,562 from related parties		15,046
Total revenues		117,797
Cost of revenues:		
Liquidity payments, including $3,021 to related parties		12,623
Section 31 fees		34,336
Routing and clearing		20,178
Total cost of revenues		67,137
Revenues less cost of revenues		50,660
Operating expenses:		
Compensation and benefits		4,439
Systems and data communication		1,333
Occupancy		119
Professional and contract services		276
Regulatory costs		1,522
Management fee		3,163
General and administrative		1,142
Total operating expenses		11,994
Income before income tax provision		38,666
Income tax provision		14,786
Net income	$	23,880

See accompanying notes to financial statements.

Bats EDGA Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2015	$ 8,442	$ 8,442
Distribution to Parent	(22,057)	(22,057)
Net income	23,880	23,880
Balance at December 31, 2016	$ 10,265	$ 10,265

See accompanying notes to financial statements.

Bats EDGA Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2016

(In thousands)

Cash flows from operating activities:		
Net income	$	23,880
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(3)
Changes in assets and liabilities:		
Accounts receivable, including $4,514 from related parties		1,951
Intercompany receivable		(27,603)
Other assets		(70)
Accounts payable and accrued liabilities, including $(62) to related parties		(68)
Unrecognized tax benefits		1,016
Section 31 fees payable		897
Net cash provided by operating activities		-
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	22,057

See accompanying notes to financial statements.

(1) Nature of Operations

Bats EDGA Exchange, Inc. (the Company or EDGA), a wholly owned subsidiary of Bats Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois.

(2) Summary of Significant Accounting Policies

(a) *Principles of Accounting*

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) *Cash and Cash Equivalents*

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

(d) *Accounts Receivable*

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(e) *Income Taxes*

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically with the overall intercompany settlement in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(f) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "taker-maker" pricing model, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31 fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by

(In thousands)

the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

Connectivity Fees

Connectivity fees are generated primarily from logical and physical connectivity services related to the Company's electronic market. Connectivity fees are earned and recognized on a monthly basis.

(3) Related Party Transactions

Certain affiliates of stockholders of Bats conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with this arrangement is $20,178 and is included in routing and clearing in the statement of income.

The Company also records expenses allocated from Bats for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from Bats for the year ended December 31, 2016:

Compensation and benefits	$	4,439
Systems and data communication		773
Occupancy		119
Professional and contract services		276
Regulatory costs		42
Management fee		3,163
General and administrative		1,142
	$	9,954

(4) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2016:

Deferred tax assets:		
Deferred revenue	$	121
Unrecognized tax benefits		577
Total deferred tax assets	$	698

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is

(continued)

(In thousands)

more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2016 consists of the following:

Current tax expense:		
Federal	$	12,007
State		2,730
Total current tax expense		14,737
Deferred income tax (benefit) expense:		
Federal		(457)
State		506
Income tax provision	$	14,786

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2016 due to the following:

Computed "expected" tax provision	$	13,533	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(680)	-1.8%
State income taxes		1,579	4.1%
Change of unrecognized tax benefits		524	1.3%
Other		(170)	-0.4%
Income tax provision	$	14,786	38.2%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2016 is as follows:

Balance at beginning of year	$	789
Additions for current year tax positions		904
Additions for prior year tax positions		136
Reductions for prior year tax positions		(2)
Settlements		(46)
Balance at end of year	$	1,781

(continued)

(In thousands)

At December 31, 2016, the Company had $1,249 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $44 related to uncertain tax positions at December 31, 2016. Total interest and penalties increased $24 in 2016.

The Company's open tax years are generally 2013 through 2016. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(5) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(6) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 through May 30, 2017, the date the financial statements were issued.

On February 28, 2017, the Parent was acquired by CBOE Holdings in a cash and stock transaction valued at approximately $3.2 billion.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2016.

BATS Global Markets, Inc.
Consolidating Balance Sheet
Period Ending December 31, 2016
(unaudited)

	BATS Global Markets, Inc.	BATS Global Markets Holdings	BATS Exchange	BATS Y-Exchonge	BATS Trading	Direct Edge, Inc	EDGX Exchange	EDGA Exchange	ETF.com	Index Pubs	Omicron Acquisition Corp	Bats Worldwide Holdings Ltd	BATS Trading, Ltd.
Cash	26,766,443	-	-	-	18,243,581	-	-	-	(3,500)	128,355	4	100	32,838,774
Financial investments	44,961,300	-	-	-	497,111	-	-	-	-	-	-	-	-
Accounts Receivable - Broker/Dealer	86,427,504	-	12,200	-	-	-	-	-	678,776	-	-	-	6,205,382
Accounts Receivable - Market Data	26,939,711	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany Receivables	111,702,597	7,850,926	(21,879,227)	(9,801,446)	37,176	3,499,883	(22,070,452)	(6,735,984)	128,644	3,080	(70,267,468)	-	334,798
Income taxes receivable	4,723,779	-	(0)	-	0	(0)	0	-	-	-	0	-	-
Other Receivables	432,726	-	2,395,274	-	154,305	128,042	276,597	-	-	3,180	-	-	227,787
Prepaids & other current assets	3,771,199	-	-	-	7,539	0	-	-	9,881	6,520	-	-	1,630,337
Current Assets	305,725,258	7,850,926	(19,471,752)	(9,801,446)	18,939,713	3,627,925	(21,793,855)	(6,735,984)	2,613,801	141,136	(70,267,464)	100	41,237,078
Property and equipment, net	16,674,480	-	228,959	0	-	(0)	-	-	36,896	-	-	-	2,486,713
Goodwill	-	-	-	-	-	253,497,417	-	-	8,470,000	-	-	-	-
Intangible Assets, net	-	216,914	-	-	-	98,733,970	-	-	3,409,824	-	-	-	-
Debt issuance cost, net	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	(6,800,859)	0	4,350,819	1,234,762	(0)	-	384,635	830,643	-	427	(2,172,561)	-	2,172,562
Other assets	6,273,011	62,690	1,000,000	-	17,195	-	1,000,000	-	11,250	2,250	130,000,000	-	224,865
Investment in BATS Exchange Inc	-	(62,148,134)	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS Trading Ltd	-	-	-	-	-	-	-	-	-	-	-	218,651,731	-
Investment in BATS Trading, Inc	-	14,127,428	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS Y-Exchange, Inc.	-	(30,360,946)	-	-	-	-	-	-	-	-	-	-	-
Investment in Direct Edge, Inc.	278,921,724	-	-	-	-	-	-	-	-	-	-	-	-
Investment in DE Route	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in EDGX	-	-	-	-	-	(57,168,647)	-	-	-	-	-	-	-
Investment in EDGA	-	-	-	-	-	(19,462,873)	-	-	-	-	-	-	-
Investment in Direct Edge Holdings	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Omicron Intermediate Holdings	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Omicron Holdings	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Omicron Acquisition	-	239,289,545	-	-	-	-	-	-	-	-	-	-	-
Investment in Chi-X Europe, Ltd	-	-	-	-	-	-	-	-	-	-	-	-	172,677,745
Investment in BATS FX, Inc.	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Hotspot Holdings	-	349,431,802	-	-	-	-	-	-	-	-	-	-	-
Investment in Hotspot LLC	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS Hotspot Europe	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS Hotspot Asia	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Index Pubs	-	-	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS International Holdings	-	-	-	-	-	-	-	-	-	-	-	6,499,096	-
Investment in BATS Global Markets Holdings	530,467,366	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Bats ETF.com	-	12,227,869	-	-	-	-	-	-	-	-	-	-	-
Investment in EuroCCP	-	-	-	-	-	-	-	-	-	-	-	-	8,032,381
Intercompany investments	809,389,090	522,567,565	-	-	-	(76,631,521)	-	-	-	-	95,150,927	225,150,827	180,710,127
Long term Assets	825,388,754	522,847,168	5,761,657	1,302,130	25,469	275,599,866	1,435,907	900,852	11,927,970	2,677	312,868,035	225,150,827	185,594,266
Total Assets	1,131,114,012	530,698,094	(13,710,095)	(8,499,316)	18,965,181	279,227,791	(20,357,948)	(5,835,132)	14,541,771	143,813	242,600,571	225,150,927	226,831,344
Accounts payable	32,733,832	-	0	-	(0)	-	-	-	-	982	-	-	532,427
Accrued Expenses	6,414,480	-	4,914,672	711,518	3,735,486	306,067	0	-	1,959,148	97,257	-	-	4,176,389
Income taxes payable	57,213,169	-	-	-	0	-	-	-	-	-	(3,049,976)	-	3,049,976
Dividend payable - short-term	(0)	-	-	-	-	-	-	-	-	-	-	-	-
Other current liabilities	811,257	-	425,000	327,500	-	-	322,500	307,500	326,847	-	-	-	173,639
Accounts payable and accrued expenses	97,172,738	-	5,339,672	1,039,018	3,735,487	306,067	322,500	307,500	2,285,995	98,239	(3,049,976)	-	7,932,431
Intercompany Payable	-	-	-	-	-	-	-	-	-	-	-	-	143,529
Tax sharing liability - short term	-	-	-	-	-	-	-	-	-	-	-	-	-
Section 31 fees payable	-	-	35,728,603	18,573,311	975,158	-	35,435,239	11,495,173	-	-	-	-	-
Debt Short Term	4,295,885	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	101,468,623	-	41,068,275	19,612,329	4,710,644	306,067	35,757,739	11,802,673	2,285,995	98,239	(3,049,976)	-	8,075,960
Long term debt	562,184,252	-	-	-	-	-	-	-	-	-	-	130,000,000	-
Unrecognized tax benefits	(184,868)	-	7,343,226	2,249,301	296,591	-	1,052,961	1,825,068	-	-	5,096,499	-	-
Dividend payable - long term	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	2,227,969	-	26,537	-	-	-	-	-	-	-	-	-	103,654
Deferred taxes - noncurrent	8,143,847	230,730	-	-	(169,483)	-	-	-	27,907	-	1,264,503	-	-
Tax sharing liability - long-term	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock	968,551	1	1	1	1	-	-	-	-	-	2	-	19
Preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury Stock	(10,135,875)	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	282,017,865	300,733,265	(259,882,836)	(88,779,037)	27,987,419	201,265,366	(82,702,937)	(72,146,393)	12,472,157	3,310	208,365,859	93,838,576	237,948,985
Accumulated other comprehensive income	(34,213,981)	(40,701,510)	-	-	-	-	-	-	-	-	(38,444,342)	(2,339,528)	(57,814,353)
Retained earnings	218,637,628.37	270,435,608.11	197,734,701.58	58,418,089.34	(13,859,991.41)	77,656,357.44	25,534,289.81	52,683,520.01	(244,288.37)	42,263.93	69,368,026.11	3,651,878.79	38,517,079.54
Total stockholders' equity	457,274,188	530,467,364	(62,148,133)	(30,360,946)	14,127,429	278,921,724	(57,168,647)	(19,462,873)	12,227,869	45,574	239,289,545	95,150,927	218,651,730
Total Liabilities and stockholders' equity	1,131,114,012	530,698,094	(13,710,095)	(8,499,316)	18,965,181	279,227,791	(20,357,948)	(5,835,132)	14,541,771	143,813	242,600,571	225,150,927	226,831,344
	(0.00)	(0.00)	0.00	0.00	0.00	0.00	0.00	(0.00)	(0.00)	0.00	0.00	0.00	(0.00)
	-	-	-	(0.00)	-	-	-	0.00	-	-	-	-	-

BATS Global Markets, Inc.
Consolidating Balance Sheet
Period Ending December 31, 2016
(unaudited)

	Chi-X Europe, Ltd.	BATS FX, Inc.	HS Holdings	HS LLC	HS SEF	HS IB	HS Services	BATS International	HS Europe	HS Asia		
Cash	327,398	-	-	1,016,821	2,251,477	58,305	-	-	4,131,363	17,485	-	-
Financial Investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts Receivable - Broker/Dealer	-	-	-	5,030,931	-	-	-	-	-	-	-	-
Accounts Receivable - Market Data	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany Receivables	143,529	-	-	6,336,068	(224,379)	-	-	-	1,019,412	88,624	(116,347)	(49,435)
Income taxes receivable	-	-	-	-	-	-	-	-	64	-	-	-
Other Receivables	-	-	-	-	-	-	-	-	20,257	-	-	-
Prepaids & other current assets	388	-	-	489,407	-	-	-	-	145,685	13,953	-	-
Current Assets	471,315	-	-	12,873,227	2,027,098	58,305	-	-	5,316,781	120,062	(116,347)	(49,435)
Property and equipment, net	-	-	-	2,005,070	-	-	-	-	1,219,999	32,208	-	-
Goodwill	149,475,396	-	-	308,152,205	-	-	-	-	-	-	-	-
Intangible Assets, net	22,740,050	-	-	85,219,981	956,940	-	-	-	-	-	-	-
Debt issuance cost, net	-	-	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	-	-	-	94,439	-	-	-	-	103,916	7,169	-	(130,000,000)
Investment in BATS Exchange Inc	-	-	-	-	-	-	-	-	-	-	(393,325)	(2,007,795,234)
Investment in BATS Trading Ltd	-	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS Trading, Inc	-	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS Y-Exchange, Inc.	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Direct Edge, Inc.	-	-	-	-	-	-	-	-	-	-	-	-
Investment in DE Route	-	-	-	-	-	-	-	-	-	-	-	-
Investment in EDGX	-	-	-	-	-	-	-	-	-	-	-	-
Investment in EDGA	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Direct Edge Holdings	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Omicron Intermediate Holdings	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Omicron Holdings	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Omicron Acquisition	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Chi-X Europe, Ltd	-	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS FX, Inc.	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Hotspot Holdings	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Hotspot LLC	-	-	346,489,763	-	-	-	-	-	-	-	-	-
Investment in BATS Hotspot Europe	-	-	-	-	-	-	-	6,352,110	-	-	-	-
Investment in BATS Hotspot Asia	-	-	-	-	-	-	-	100,663	-	-	-	-
Investment in Index Pubs	-	-	-	-	-	-	-	45,574	-	-	-	-
Investment in BATS International Holdings	-	-	-	-	-	-	-	-	-	-	-	-
Investment in BATS Global Markets Holdings	-	-	-	-	-	-	-	-	-	-	-	-
Investment in Bats ETF.com	-	-	-	-	-	-	-	-	-	-	-	-
Investment in EuroCCP	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany Investments	-	-	349,431,802	-	-	-	-	6,498,347	-	-	(393,325)	(2,007,795,234)
Long term Assets	172,215,446	-	349,431,802	395,471,694	956,940	-	-	6,498,347	1,323,915	39,377	(393,325)	(2,137,795,234)
Total Assets	172,686,761	-	349,431,802	408,344,921	2,984,038	58,305	-	6,498,347	6,640,696	159,439	(509,672)	(2,137,844,669)
Accounts payable	-	-	-	-	-	-	-	-	10,924	-	-	-
Accrued Expenses	9,075	-	-	55,158	100,304	-	-	-	275,709	43,419	-	-
Income taxes payable	-	-	-	-	-	-	-	-	-	-	-	-
Dividend payable - short-term	-	-	-	-	-	-	-	-	-	-	-	-
Other current liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Accounts payable and accrued expenses	9,075	-	-	55,158	100,304	-	-	-	286,633	43,419	-	-
Intercompany Payable	-	-	-	-	-	-	-	-	-	-	(116,347)	(27,182)
Tax sharing liability - short term	-	-	-	6,552,000	-	-	-	-	-	-	-	-
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-
Debt Short Term	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	9,075	-	-	6,607,158	100,304	-	-	-	286,633	43,419	(116,347)	(27,182)
Long term debt	-	-	-	-	-	-	-	-	-	-	-	(130,000,000)
Unrecognized tax benefits	-	-	-	-	-	-	-	-	-	-	-	-
Dividend payable - long term	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Deferred taxes - noncurrent	-	-	-	-	-	-	-	-	1,950	15,357	-	-
Tax sharing liability - long-term	-	-	-	55,248,000	-	-	-	-	-	-	-	-
Common stock	54,594,075	-	-	-	-	-	-	-	-	-	(308,408)	308,402
Preferred stock	-	-	-	-	-	-	-	-	-	-	-	-
Treasury Stock	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	217,605,083	-	355,119,254	351,852,574	3,208,375	58,305	-	7,560,036	7,556,726	-	-	(1,221,359,351)
Accumulated other comprehensive income	(43,939,848)	-	37,016	37,016	-	-	-	(1,609,654)	(1,619,665)	9,260	0	84,535,601
Retained earnings	(55,581,622.91)	-	(5,724,467.53)	(5,399,826.45)	(324,641.08)	-	-	547,964.77	415,051.44	91,402.94	(84,917.59)	(655,864,318.16)
Total stockholders' equity	172,677,687	-	349,431,802	346,489,763	2,883,734	58,305	-	6,498,347	6,352,112	100,663	(393,325)	(1,792,379,667)
Total Liabilities and stockholders' equity	172,686,761	-	349,431,802	408,344,921	2,984,038	58,305	-	6,498,347	6,640,696	159,439	(509,672)	(1,922,406,849)
	-	-	(0.00)	(0.00)	0.00	-	-	0.00	0.00	0.00	-	(215,437,819.87)
	-	-	-	-	-	-	-	-	-	-	-	215,437,819.87

BATS Global Markets, Inc.
Consolidating Balance Sheet
Period Ending December 31, 2016
(unaudited)

							Eliminations	Consolidated
Cash	-	-	-	-	-	-	-	85,776,606
Financial Investments	-	-	-	-	-	-	-	45,458,411
Accounts Receivable - Broker/Dealer	-	-	-	-	-	-	-	98,354,793
Accounts Receivable - Market Data	-	-	-	-	-	-	-	26,939,711
Intercompany Receivables	-	-	-	-	-	-	(165,782)	0.00
Income taxes receivable	-	-	-	-	-	-	-	4,723,844
Other Receivables	-	-	-	-	-	-	-	3,638,167
Prepaids & other current assets	-	-	-	-	-	-	-	6,074,909
Current Assets	-	-	-	-	-	-	(165,782)	272,766,441
Property and equipment, net	-	-	-	-	-	-	-	22,684,325
Goodwill	-	-	-	-	-	-	-	719,595,018
Intangible Assets, net	-	-	-	-	-	-	-	211,277,679
Debt issuance cost, net	-	-	-	-	-	-	-	-
Deferred income taxes	-	-	-	-	-	-	-	427
Other assets	-	-	-	-	-	-	(130,000,000)	8,796,785
Investment in BATS Exchange Inc	(172,677,745)	76,631,521	-	-	-	-	(2,104,234,783)	(2,166,382,917)
Investment in BATS Trading Ltd	-	-	-	-	-	-	-	218,651,731
Investment in BATS Trading, Inc	-	-	-	-	-	-	-	14,127,428
Investment in BATS Y-Exchange, Inc.	-	-	-	-	-	-	-	(30,360,946)
Investment in Direct Edge, Inc.	-	-	-	-	-	-	-	278,921,724
Investment in DE Route	-	-	-	-	-	-	-	-
Investment in EDGX	-	-	-	-	-	-	-	(57,168,647)
Investment in EDGA	-	-	-	-	-	-	-	(19,462,873)
Investment in Direct Edge Holdings	-	-	-	-	-	-	-	-
Investment in Omicron Intermediate Holdings	-	-	-	-	-	-	-	-
Investment in Omicron Holdings	-	-	-	-	-	-	-	-
Investment in Omicron Acquisition	-	-	-	-	-	-	-	239,289,545
Investment in Chi-X Europe, Ltd	-	-	-	-	-	-	-	172,677,745
Investment in BATS FX, Inc.	-	-	-	-	-	-	-	-
Investment in Hotspot Holdings	-	-	-	-	-	-	-	349,431,802
Investment in Hotspot LLC	-	-	-	-	-	-	-	346,489,763
Investment in BATS Hotspot Europe	-	-	-	-	-	-	-	6,352,110
Investment in BATS Hotspot Asia	-	-	-	-	-	-	-	100,663
Investment in Index Pubs	-	-	-	-	-	-	-	45,574
Investment in BATS International Holdings	-	-	-	-	-	-	-	6,499,096
Investment in BATS Global Markets Holdings	-	-	-	-	-	-	-	530,467,366
Investment in Bats ETF.com	-	-	-	-	-	-	-	12,227,869
Investment in EuroCCP	-	-	-	-	-	-	-	8,032,381
Intercompany Investments	(172,677,745)	76,631,521	-	-	-	-	(2,104,234,783)	8,032,381
Long term Assets	(172,677,745)	76,631,521	-	-	-	-	(2,234,234,783)	1,060,508,318
Total Assets	(172,677,745)	76,631,521	-	-	-	-	(2,234,400,565)	1,333,274,759
							-	
Accounts payable	-	975,158	-	-	-	-	975,158	34,253,322
Accrued Expenses	-	-	-	-	-	-	-	22,798,683
Income taxes payable	-	-	-	-	-	-	-	57,213,170
Dividend payable - short-term	-	-	-	-	-	-	-	(0)
Other current liabilities	-	-	-	-	-	-	-	2,694,244
Accounts payable and accrued expenses	-	975,158	-	-	-	-	975,158	116,959,418
Intercompany Payable	-	-	-	-	-	-	(143,529)	0.12
Tax sharing liability - short term	-	-	-	-	-	-	-	6,552,000
Section 31 fees payable	-	(975,158)	-	-	-	-	(975,158)	101,232,326
Debt Short Term	-	-	-	-	-	-	-	4,295,885
Total current liabilities	-	-	-	-	-	-	(143,529)	229,039,629
Long term debt	-	-	-	-	-	-	(130,000,000)	562,184,252
Unrecognized tax benefits	-	-	-	-	-	-	-	17,678,778
Dividend payable - long term	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	2,358,161
Deferred taxes - noncurrent	-	-	-	-	-	-	-	9,514,811
Tax sharing liability - long-term	-	-	-	-	-	-	-	55,248,000
Common stock	(54,594,094)	-	-	-	-	-	(54,594,100)	968,551
Preferred stock	-	-	-	-	-	-	-	-
Treasury Stock	-	-	-	-	-	-	-	(10,135,875)
Additional paid-in capital	(455,554,042)	154,849,330	-	-	-	-	(1,522,064,063)	282,017,890
Accumulated other comprehensive income	101,754,176	-	-	-	72,745	-	186,362,522	(34,237,066)
Retained earnings	17,064,543.38	(78,317,809.82)	-	-	3,241,106.16	-	(713,961,396)	218,637,628.38
Total stockholders' equity	(391,329,417)	76,531,521	-	-	3,313,852	-	(2,104,257,036)	457,251,128
Total Liabilities and stockholders' equity	(391,329,417)	76,531,521	-	-	3,313,852	-	(2,234,400,565)	1,333,274,759
	218,651,671.39	100,000.00	-	-	(3,313,851.52)	-		0.00
	(218,651,671.39)	(100,000.00)	-	-	3,313,851.52	-	-	-

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Bats EDGX Exchange, Inc. for the latest fiscal year ending December 31, 2016. Bats EDGX Exchange, Inc. has no consolidated subsidiaries.

Bats EDGX Exchange, Inc.

Financial Statements

December 31, 2016

(With Independent Auditors' Report Thereon)

Bats EDGX Exchange, Inc.

Table of Contents

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Bats EDGX Exchange, Inc.:

We have audited the accompanying financial statements of Bats EDGX Exchange, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholder's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bats EDGX Exchange, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 30, 2017

Bats EDGX Exchange, Inc.

Statement of Financial Condition

December 31, 2016

(In thousands)

Assets

Current assets:		
Accounts receivable, including $3,092 from related parties	$	35,700
Other receivables		277
Total current assets		35,977
Deferred income taxes		517
Other assets		1,051
Total assets	$	37,545

Liabilities and Stockholder's Deficit

Current liabilities:		
Accounts payable and accrued liabilities, including $2,066 to related parties	$	12,485
Section 31 fees payable		35,435
Intercompany payable		21,661
Other current liabilities		323
Total current liabilities		69,904
Unrecognized tax benefits		1,053
Stockholder's deficit:		
Accumulated deficit		(33,412)
Total stockholder's deficit		(33,412)
Total liabilities and stockholder's deficit	$	37,545

See accompanying notes to financial statements.

Bats EDGX Exchange, Inc.

Statement of Income

Year ended December 31, 2016

(In thousands)

Revenues:		
Transaction fees, including $89,256 from related parties	$	395,810
Regulatory transaction fees, including $25,288 from related parties		102,890
Market data fees, including $398 from related parties		43,748
Connectivity fees and other, including $2,841 from related parties		18,465
Total revenues		560,913
Cost of revenues:		
Liquidity payments, including $116,826 to related parties		375,499
Section 31 fees		102,890
Routing and clearing		10,823
Total cost of revenues		489,212
Revenues less cost of revenues		71,701
Operating expenses:		
Compensation and benefits		20,409
Systems and data communication		3,851
Occupancy		598
Professional and contract services		1,473
Regulatory costs		2,863
Management fee		9,068
General and administrative		4,852
Total operating expenses		43,114
Operating income		28,587
Non-operating income:		
Interest income		1
Income before income tax provision		28,588
Income tax provision		11,093
Net income	$	17,495

See accompanying notes to financial statements.

Bats EDGX Exchange, Inc.

Statement of Changes in Stockholder's Deficit

Year ended December 31, 2016

(In thousands)

	Accumulated deficit	Total stockholder's deficit
Balance at December 31, 2015	$ (7,685)	$ (7,685)
Distribution to Parent	(43,222)	(43,222)
Net income	17,495	17,495
Balance at December 31, 2016	$ (33,412)	$ (33,412)

See accompanying notes to financial statements.

Bats EDGX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2016

(In thousands)

Cash flows from operating activities:		
Net income	$	17,495
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		162
Changes in assets and liabilities:		
Receivables, including $11,097 from related parties		68
Intercompany payable		(17,181)
Other assets		(51)
Accounts payable and accrued liabilities, including $(3,587) to related parties		(2,650)
Unrecognized tax benefits		522
Section 31 fees payable		1,637
Other liabilities		(2)
Net cash provided by operating activities		-
Increase in cash and cash equivalents		-
Cash and cash equivalents:		
Beginning of year		-
End of year	$	-
Supplemental disclosure of noncash activity:		
Distribution to Parent	$	43,222

See accompanying notes to financial statements.

(1) Nature of Operations

Bats EDGX Exchange, Inc. (the Company or EDGX), a wholly owned subsidiary of Bats Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York and Chicago, Illinois.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company's operations are funded by its Parent through a centralized treasury function.

(d) Accounts Receivable

Accounts receivable represent amounts due from the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific member firm's or market data distributor's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(e) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically with the overall intercompany settlement in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(f) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company, in turn, assesses regulatory transaction fees to its members that are designed to equal the Section 31

(In thousands)

fees. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid.

Connectivity Fees

Connectivity fees are generated primarily from logical and physical connectivity services related to the company's electronic market. Connectivity fees are earned and recognized on a monthly basis.

(3) Related Party Transactions

Certain affiliates of stockholders of Bats conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company routes certain trades to other market centers through an affiliated broker-dealer. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealer. The total expense associated with these arrangements is $10,823 and is included in routing and clearing in the statement of income.

The Company also records expenses allocated from Bats for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from Bats for the year ended December 31, 2016:

Compensation and benefits	$	20,409
Systems and data communication		2,920
Occupancy		598
Professional and contract services		1,473
Regulatory costs		119
Management fee		9,068
General and administrative		4,852
	$	39,439

(4) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2016:

Deferred tax assets:		
Deferred revenue	$	183
Unrecognized tax benefits		334
Total deferred tax assets	$	517

(In thousands)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

The income tax provision for the year ended December 31, 2016 consists of the following:

Current tax expense:		
Federal	$	9,452
State		1,440
Total current tax expense		10,892
Deferred income tax (benefit) expense:		
Federal		(391)
State		592
Income tax provision	$	11,093

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2016 due to the following:

Computed "expected" tax provision	$	10,076	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefits		(271)	-0.9%
State income taxes		1,064	3.7%
Change of unrecognized tax benefits		316	1.1%
Other		(92)	-0.3%
Income tax provision	$	11,093	38.5%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2016 is as follows:

Balance at beginning of year	$	471
Additions for current year tax positions		676
Additions for prior year tax positions		56
Reductions for prior year tax positions		(1)
Settlements		(167)
Balance at end of year	$	1,035

(continued)

(In thousands)

At December 31, 2016, the Company had $719 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $18 related to uncertain tax positions at December 31, 2016. Total interest and penalties decreased by $42 in 2016.

The Company's open tax years are generally 2013 through 2016. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(5) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the statement of financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue, concluding that the exchanges do not enjoy monopoly pricing power over their depth of book feeds. On July 19, 2016, SIFMA petitioned the SEC for review of the ALJ decision. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. From time to time the Company receives inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about compliance with the federal securities laws as well as members' compliance with the federal securities laws.

(6) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 through May 30, 2017, the date the financial statements were issued.

On February 28, 2017, the Parent was acquired by CBOE Holdings in a cash and stock transaction valued at approximately $3.2 billion.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2016.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Bats EDGX Exchange, Inc. certifies that the information required in this Exhibit J is kept up to date and is available to the Commission and the public upon request.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Bats EDGX Exchange, Inc. ("EDGX") is wholly-owned by Direct Edge LLC ("Direct Edge"). Direct Edge is the sole stockholder of the Exchange, and acquired its interest in the Exchange on July 22, 2010. Direct Edge is wholly-owned by CBOE V, LLC (f/k/a Bats Global Markets, Inc.) ("CBOE V"). CBOE V is the sole stockholder of Direct Edge, and acquired its interest in Direct Edge on January 31, 2014. CBOE V is wholly-owned by CBOE Holdings, Inc. ("CBOE Holdings"). CBOE Holdings is the sole member of CBOE V, and acquired its interest in CBOE V on September 23, 2016. CBOE Holdings exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Bats EDGX Exchange, Inc. certifies that the information required in this Exhibit M is kept up to date and is available to the Commission and the public upon request.

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Bats EDGX Exchange, Inc. certifies that the information required in this Exhibit N is kept up to date and is available to the Commission and the public upon request.